Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

Ellen S. Friedenberg
Direct Dial: 212-837-6465
E-mail: frieden@hugheshubbard.com


05009250

June 21, 2005

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2005

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

[signature]

ESF:bam

Enclosure

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

6/27

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan



June 1st , 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: 
Hiroshi Takahashi
General Manager of
General Affairs Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. **English Language Documents.**

None.

B. **Japanese Language Documents.**

1. Annual Securities Report, dated March 23, 2005, for the fiscal period commencing January 1, 2004, and ending December 31, 2004 (Brief description of which is set forth in Exhibit B)

2. Report, dated January 13, 2005, on the status of purchase of its own shares by the Company for the period from December 1, 2004 through December 31, 2004 (brief description of which is set forth in Exhibit B)

3. Report, dated February 7, 2005, on the status of purchase of its own shares by the Company for the period from January 1, 2005 through January 31, 2005 (brief description of which is set forth in Exhibit B)

4. Report, dated March 8, 2005, on the status of purchase of its own shares by the Company for the period from February 1, 2005 through February 28, 2005 (brief description of which is set forth in Exhibit B)

5. Report, dated April 6, 2005, on the status of purchase of its own shares by the Company for the period from March 1, 2005 through March 31, 2005 (brief description of which is set forth in Exhibit B)

6. Brief announcement of consolidated financial statements (non-audited), dated February 10, 2005, for the fiscal year ended December 31, 2004 (English translation as Attachment 1)

7. Brief announcement of non-consolidated financial statements (non-audited), dated February 10, 2005, for the fiscal year ended December 31, 2004 (English translation as Attachment 2)

8. Supplementary materials for financial results for the fiscal year ended December 31, 2004 (English translation as Attachment 3)

9. Overview of consolidated company performance (unaudited) for the first quarter of fiscal year 2005, dated April 22, 2005 (English translation as Attachment 4)

10. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

a. Document titled "Flash Report of the Financial Results for the Fiscal Term ended December, 2004" dated January 17, 2005 (English translation as Attachment 5)

b. Document titled "Transfer of Marketing Rights of ACE Inhibitor *Inhibace*® from Eisai to Chugai" dated February 2, 2005 (English translation as Attachment 6)

c. Document titled "F. Hoffmann-La Roche Announces Financial Results for Fiscal 2004" dated February 2, 2005 (English translation as Attachment 7)

d. Document titled "Notice concerning Stock Option (Stock Acquisition Rights)" dated February 10, 2005 (English translation as Attachment 8)

e. Document titled "Chugai Initiates Restructuring of its Production System - Aim to consolidate the five existing plants into two within five to six years" dated February 28, 2005 (English translation as Attachment 9)

f. Document titled "The Divestiture and Take Over of the Solid-Form Drug Plant" dated February 28, 2005 (English translation as Attachment 10)

g. Document titled "Chugai to Grant Stock Options (Stock Acquisition Rights)" dated March 23, 2005 (English translation as Attachment 11)

h. Document titled "Notice Concerning the Amount to be paid Upon Exercise of the Stock Options (Stock Acquisition Rights)" dated April 1, 2005 (English translation as Attachment 12)

i. Document titled "A Revision of Financial Outlook for Fiscal Year 2005 (January 1 ~ December, 2005)" dated April 5, 2005 (English translation as Attachment 13)

j. Document titled "F. Hoffmann-La Roche Announces First Quarter Sales 2005" dated April 19, 2005 (English translation as Attachment 14)

k. Document titled "Chugai to Dissolve and Liquidate its Subsidiary – Shanghai Chugai Pharma Co., Ltd." dated May 10, 2005 (English translation as Attachment 15)

l. Document titled "Establishment of an Overseas Subsidiary – Chugai Pharma (Shanghai) Consulting Co., Ltd." dated May 10, 2005 (English translation as Attachment 16)

11. Press releases

a. Press release titled "Supportive Efforts for the Off-Sumatra Earthquake and Tsunami Disaster Areas" dated January 11, 2005 (English translation as Attachment 17)

b. Press release titled "Innovative Roche cancer medicine Avastin approved in EU; First treatment of its kind with proven survival benefit for patients with

advanced colorectal cancer" dated January 20, 2005 (English version as Attachment 18)

c. Press release titled "Chugai Signing Technology Licensing Agreement with Xencor" dated January 20, 2005 (English translation as Attachment 19)

d. Press release titled "Chugai Introduced a New Enterprise Resource Planning Software Package in the Beginning of 2005" dated February 3, 2005 (English translation as Attachment 20)

e. Press release titled "Announcement of Addition to Indications for Use of the Antineoplastic, Procarbazine Hydrochloride" dated February 24, 2005 (English translation as Attachment 21)

f. Press release titled "Revolutionary cancer treatment Avastin now proven to extend life also for lung cancer patients – Interim analysis shows first ever positive results in untreated patients with a biological therapy for non-small cell lung cancer" dated March 28, 2005 (English version as Attachment 22)

g. Press release titled "New lung cancer medicine Tarceva receives first European approval – Swiss authority clears first and only medicine in its class that prolongs survival in advanced lung cancer" dated March 31, 2005 (English version as Attachment 23)

h. Press release titled "Chugai to cease development of "R212" lipase inhibitor allowing more focus on other major pipeline projects" dated April 4, 2005 (English translation as Attachment 24)

12. Annual business report for the fiscal period commencing January 1, 2004 and ending December 31, 2004 (Brief description of which is set forth in Exhibit B)

13. Convocation notice, dated March 1, 2005, of the annual general meeting of shareholders for the business term ended December 31, 2004 (including balance sheet, statement of income, and details of the proposed appropriation of retained earnings for the business term ended December 31, 2004), and reference document concerning the exercise of voting rights (Summary English translation as Attachment 25)

14. Notice of resolution of the 94th annual general meeting of shareholders, dated March 23, 2005 (Summary English translation as Attachment 26)

[End]

File Number: 82-34668

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited financial statements), dated March 23, 2005, for the fiscal period commencing January 1, 2004, and ending December 31, 2004

Under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), the Company is required to file with the Kanto Local Financial Bureau an Annual Securities Report within three months following the end of each fiscal year, i.e., December 31. An Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities and Exchange Law.

The information contained in the above-referenced Annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management, for the fiscal year ended December 31, 2004. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended December 31, 2004 are also included in the report (an English translation of such financial statements is included in the brief announcements of consolidated and non-consolidated financial statements for fiscal year ended December 31, 2004, which are submitted herewith as Attachments 1 and 2, and the supplementary materials for financial results for the fiscal year ended December 31, 2004, which is submitted herewith as Attachment 3).

2. Report, dated January 13, 2005, on the status of purchase of its own shares by the Company for the period from December 1, 2004 through December 31, 2004

Under the Commercial Code of Japan, a company can, upon authorization at its annual general meeting of shareholders or resolution of the Board of Directors subject to the certain requirements, purchase its own shares up to the number authorized or resolved by the said annual general meeting of shareholders or the Board of Directors within the aggregate purchase price not exceeding the amount of the profit available for dividend. In light of the foregoing, the Securities and Exchange Law requires a listed company which has been authorized to purchase its own shares by its annual general meeting of shareholders or the Board of Directors, to submit with the relevant local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a company is made public at a relevant local financial bureau, the Tokyo Stock Exchange, on which the shares of the company are listed, and at the head office and major branch offices of the company pursuant to the Securities Law.

The matters set forth in a Share Purchase Report are (i) the status of the purchase under the resolution of the annual general meeting of shareholders or the Board of Directors, such as the number of shares authorized for purchase and the number of

shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the number of shares held by the Company in treasury.

The above-captioned Share Purchase Report for December, 2004 states that the Company purchased no share of the Company during the month of December, and that the number of treasury shares of the Company as of December 31, 2004 is 5,400,239.

3. Report, dated February 7, 2005, on the status of purchase of its own shares by the Company for the period from January 1, 2005 through January 31, 2005

The above-captioned Share Purchase Report for January, 2005 states that the Company purchased no share of the Company during the month of January, and that the number of treasury shares of the Company as of January 31, 2005 is 5,402,441.

4. Report, dated March 8, 2005, on the status of purchase of its own shares by the Company for the period from February 1, 2005 through February 28, 2005

The above-captioned Share Purchase Report for February, 2005 states that the Company purchased no share of the Company during the month of February, and that the number of treasury shares of the Company as of February 28, 2005 is 5,403,677.

5. Report, dated April 6, 2005, on the status of purchase of its own shares by the Company for the period from March 1, 2005 through March 31, 2005

The above-captioned Share Purchase Report for March, 2005 states that the Company purchased no share of the Company during the month of March, and that the number of treasury shares of the Company as of March 31, 2005 is 5,404,873.

6. Annual business report (including summary annual financial statements) for the fiscal period commencing January 1, 2004 and ending December 31, 2004

An annual business report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced annual business report are a brief summary of business conditions and financial statements.

[End]


FASF
MEMBERSHIP



CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited)
(for the first quarter of fiscal year 2005)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** April 22, 2005
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

1. Notes to Consolidated Financial Statements

(1) Adoption of simplified method: None
(2) Change in accounting policies: Yes (See attached documents for details.)
(3) Change in scope of consolidation and equity method: None

2. Consolidated Operating Results for the First Quarter of FY 2005 (January 1 – March 31)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2005 (Jan.-Mar.)	¥84,643 million	29.8	¥23,388 million	150.9	¥25,704 million	135.5
1st quarter of FY 2004 (Jan.-Mar.)	¥65,203 million	—	¥9,323 million	—	¥10,914 million	—
FY 2004 (Jan.-Dec.)	¥294,670 million		¥51,497 million		¥51,990 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2005 (Jan.-Mar.)	¥17,245 million	165.9	¥31.38	¥31.11
1st quarter of FY 2004 (Jan.-Mar.)	¥6,484 million	—	¥11.87	¥11.70
FY 2004 (Jan.-Dec.)	¥34,117 million		¥62.27	¥61.34

Note : 1 Percentages represent changes compared with the same period of the previous fiscal year.
2 The Company does not present percentages of 1st quarter of FY 2004, because it did not disclose the figures of 1st quarter of its previous year.

Qualitative Information Regarding Operating Results

Consolidated net sales for the fiscal period under review totaled ¥84,643 million, up 29.8% compared with the same period last year.

February and March 2005 saw a large outbreak of influenza, resulting in a much higher than expected sales of anti-influenza agent Tamiflu®. The mainstay offering Epogin® (epoetin beta), a recombinant human erythropoietin were strong. In addition, the anti-CD20 monoclonal antibody Rituxan®, and the anti-HER 2 monoclonal antibody Herceptin®, both anti-tumor agents, enjoyed increased acknowledgement as standard therapies, and exceeded the sales of the same period last year. However, another anti-tumor agent Furtulon® saw a decrease in sales.

Overseas sales, including exports, totaled ¥5,545million (up 24.9%), representing 6.6% of the Company's net sales.

At the profit level, in addition to the increase in sales, a portion of the selling, general and administrative expenses is expected to shift to the second quarter and forward, and with the effect of the reform in pension scheme, operating income amounted to ¥23,388 million (up 150.9%), and recurring profit ¥25,704 million (up 135.5%). Net income amounted to ¥17,245 million (up 165.9%), with the extraordinary gain of the milestone income ¥1,667 million from Roche related to the co-development of our development product MRA.

(Reference) Results of operations (Non-Consolidated)

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2005 (Jan.-Mar.)	¥81,526 million	28.9	¥21,521 million	166.4	¥24,433 million	147.9
1st quarter of FY 2004 (Jan.-Mar.)	¥63,246 million	—	¥8,079 million	—	¥9,857 million	—
FY 2004 (Jan.-Dec.)	¥285,149 million		¥46,707 million		¥47,591 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2005 (Jan.-Mar.)	¥16,821 million	178.5	¥30.61	¥30.35
1st quarter of FY 2004 (Jan.-Mar.)	¥6,040 million	—	¥11.06	¥10.90
FY 2004 (Jan.-Dec.)	¥32,778 million		¥59.82	¥58.93

(2) Financial conditions (Consolidated)

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
1st quarter of FY 2005 (Jan.-Mar.)	¥413,035 million	¥333,384 million	80.7%	¥606.53
1st quarter of FY 2004 (Jan.-Mar.)	¥399,788 million	¥296,548 million	74.2%	¥542.79
FY 2004 (Jan.-Dec.)	¥411,449 million	¥320,846 million	78.0%	¥583.61

Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
1st quarter of FY 2005 (Jan.-Mar.)	¥8,641 million	¥9,847 million	¥(4,955) million	¥71,029 million
1st quarter of FY 2004 (Jan.-Mar.)	¥10,493 million	¥480 million	¥(7,113) million	¥40,064 million
FY 2004 (Jan.-Dec.)	¥51,494 million	¥(15,211) million	¥(13,718) million	¥57,380 million

Qualitative Information Regarding Financial Condition (Consolidated)

1) Changes in the Company's Financial Condition

Total assets at the end of the first quarter were ¥413,035 million, up ¥1,586 million from the previous fiscal year-end. Due to the increase in sales, cash and deposits and accounts receivables have increased and inventories have decreased. Total liabilities amounted to ¥77,890 million, down ¥11,249 million from the previous fiscal year-end, mainly attributable to the payment on accounts payables and accrued expenses. Working capital (current assets minus current liabilities) came to ¥227,630 million, and the current ratio was 527.7%, reflecting the Company's sound financial condition. Shareholders' equity totaled ¥333,384 million, up ¥12,537 million from the previous fiscal year-end, and the equity ratio was 80.7%, compared with 78.0% at the previous year-end.

2) Cash Flows

Net cash provided by operating activities amounted to ¥8,641 million with the payment of ¥9,477 million for the accrued income taxes, although income before income taxes and minority interests increased due to the increase in sales.

Net cash provided by investing activities amounted to ¥9,847 million owing to the redemptions of marketable securities.

Net cash used in financing activities totaled ¥4,955 million primarily as a result of ¥4,946 million in dividends paid.

3. Consolidated Outlook for the Fiscal Year Ending December 31, 2005

The Company has made no revision to its outlooks for the interim and full fiscal year 2005, announced on April 5, 2005.

Sales of Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million

		Consolidated			Non-Consolidated		
		First Quarter of FY2005	First Quarter of FY2004	Change (%)	First Quarter of FY2005	First Quarter of FY2004	Change (%)
Prescription Pharmaceuticals							
	Tamiflu	23,000	7,200	219.4	23,000	7,200	219.4
	Epogin	14,900	14,200	4.9	14,900	14,200	4.9
	Neutrogin	7,200	6,100	18.0	2,700	2,500	8.0
	Sigmart	4,100	3,700	10.8	3,500	3,200	9.4
	Rituxan	3,600	3,200	12.5	3,600	3,200	12.5
	Alfarol	3,400	3,300	3.0	3,400	3,300	3.0
	Kytril	2,500	2,100	19.0	2,500	2,100	19.0
	Furtulon	2,200	2,600	(15.4)	2,200	2,600	(15.4)
	Herceptin	2,200	1,800	22.2	2,200	1,800	22.2
	Pegasys	1,700	700	142.9	1,700	700	142.9
	Rythmodan	1,600	1,500	6.7	1,600	1,500	6.7
	Suvenyl	1,500	1,300	15.4	1,500	1,300	15.4
	Oxarol	1,500	1,300	15.4	1,500	1,300	15.4
	Evista	1,400	—	—	1,400	—	—
	Rocephin	1,300	900	44.4	1,300	900	44.4
	Euglucon	1,100	1,200	(8.3)	1,100	1,200	(8.3)
	Renagel	900	700	28.6	900	700	28.6
	Xeloda	500	400	25.0	500	400	25.0
Export Sales							
	Neutrogin				1,600	1,800	(11.1)
	Sigmart				500	400	25.0
	Ulcerlmin				300	200	50.0

Consolidated Balance Sheets

	As of March 31, 2004			As of March 31, 2005			As of December 31, 2004		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)									
I Current assets:									
Cash and deposits		40,064			71,029			57,380	
Trade notes and accounts receivables		106,980			115,128			104,685	
Marketable securities		31,474			27,849			39,937	
Inventories		58,738			47,708			57,916	
Deferred tax assets		9,664			12,681			9,992	
Other		12,031			6,801			5,680	
Reserve for doubtful accounts		(640)			(341)			(656)	
Total current assets		258,313	64.6		280,856	68.0		274,937	66.8
II Fixed assets									
1. Tangible fixed assets:									
Buildings and structure	102,633			104,194			104,096		
Accumulated depreciation	54,974	47,659		57,012	47,182		55,956	48,139	
Machinery and vehicles	64,133			60,395			60,341		
Accumulated depreciation	45,786	18,346		46,560	13,835		45,672	14,669	
Furniture and fixtures	33,704			33,976			33,832		
Accumulated depreciation	27,153	6,550		27,716	6,260		27,309	6,522	
Land		10,938			10,703			10,703	
Construction in progress		7,673			4,846			10,016	
Total tangible fixed assets		91,169			82,828			90,051	
2. Intangible fixed assets									
Software		–			4,759			–	
Other		3,104			2,570			2,791	
Total intangible fixed assets		3,104			7,329			2,791	
3. Investments and other assets									
Investment securities		13,125			13,567			13,263	
Long-term loans		176			123			152	
Deferred tax assets		19,428			16,525			17,038	
Other		14,770			12,144			13,554	
Reserve for doubtful accounts		(300)			(340)			(340)	
Total investments and other assets		47,201			42,020			43,669	
Total fixed assets		141,475	35.4		132,178	32.0		136,512	33.2
Total assets		399,788	100.0		413,035	100.0		411,449	100.0

Accounts	As of March 31, 2004 Millions of Yen		%	As of March 31, 2005 Millions of Yen		%	As of December 31, 2004 Millions of Yen		%
(Liabilities)									
I Current liabilities									
Trade notes and accounts payable		19,639			14,151			19,164	
Short-term borrowings		2			1,000			1,000	
Other payables		10,071			5,044			6,960	
Accrued income taxes		3,462			10,944			8,132	
Deferred tax liabilities		6			2			3	
Accrued consumption taxes		1,042			1,838			2,448	
Accrued expenses		7,717			8,944			16,256	
Reserve for bonuses to employees		8,402			7,541			3,845	
Reserve for sales returns		470			77			67	
Reserve for sales rebates		1,083			1,523			1,606	
Other		1,404			2,156			3,870	
Total current liabilities		53,303	13.3		53,225	12.9		63,356	15.4
II Fixed liabilities									
Bonds with warrant		6,312			3,306			3,306	
Convertible bonds		3,417			1,816			1,861	
Long-term debt		1,000			—			—	
Deferred tax liabilities		20			3			3	
Reserve for employees' retirement benefits		37,375			19,106			20,189	
Reserve for officers' retirement benefit		325			401			393	
Other		387			30			30	
Total fixed liabilities		48,837	12.2		24,664	6.0		25,783	6.3
Total liabilities		102,141	25.5		77,890	18.9		89,139	21.7
(Minority interests)									
Minority interests		1,098	0.3		1,760	0.4		1,462	0.3
(Shareholders' equity)									
I Common stock		68,247	17.1		70,554	17.1		70,531	17.1
II Additional paid-in capital		88,109	22.0		90,410	21.9		90,387	22.0
III Retained earnings		143,354	35.9		177,059	42.9		164,854	40.1
IV Net unrealized holding gain on securities		3,137	0.8		2,686	0.6		2,405	0.6
V Foreign currency translation adjustments		(361)	(0.1)		298	0.1		283	0.1
VI Treasury stock, at cost		(5,939)	(1.5)		(7,625)	(1.9)		(7,616)	(1.9)
Total shareholders' equity		296,548	74.2		333,384	80.7		320,846	78.0
Total liabilities, minority interests and shareholders' equity		399,788	100.0		413,035	100.0		411,449	100.0

Consolidated Statements of Income

	First Quarter of FY 2004 (Jan. 1, 2004 - Mar.31, 2004)			First Quarter of FY 2005 (Jan. 1, 2005 - Mar.31, 2005)			FY 2004 (Jan. 1, 2004 - Dec. 31, 2004)		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Net sales		65,203	100.0		84,643	100.0		294,670	100.0
II Cost of sales		25,067	38.4		33,197	39.2		111,538	37.9
Gross profit		40,135	61.6		51,446	60.8		183,131	62.1
Reserve for sales returns		(28)	(0.0)		9	0.0		(431)	(0.1)
Net gross profit		40,164	61.6		51,436	60.8		183,563	62.3
III Selling, general and administrative expenses		30,840	47.3		28,047	33.1		132,065	44.8
Operating income		9,323	14.3		23,388	27.6		51,497	17.5
IV Non-operating income:									
Interest income	131			138			425		
Dividend income	0			1			89		
Life insurance dividends received	446			404			446		
Patent royalties	278			333			1,155		
Gain on foreign exchange	783			371			399		
Gain on foreign exchange	—			356			—		
Other	751	2,391	3.6	1,286	2,892	3.4	2,014	4,529	1.5
V Non-operating expenses:									
Interest expense	98			95			326		
Loss on disposal of fixed assets	122			18			449		
Reserve for doubtful accounts	25			4			63		
Loss on inventories	14			7			1,160		
Loss on derivatives	411			—			609		
Other	128	800	1.2	451	576	0.7	1,426	4,036	1.4
Recurring profit		10,914	16.7		25,704	30.4		51,990	17.6
VI Extraordinary gain:									
Gain on the transfer of nonprescription products business	—			—			9,337		
Gain on termination of defined benefit pension plan	—			—			2,495		
Fees of licensing agreement	—	—	—	1,667	1,667	2.0	—	11,833	4.0
VII Extraordinary loss:									
Loss on disposition of equipments and environmental recovery costs under termination activities	—			—			2,093		
Additional lump-sum payments for early retirement program	—	—	—	—	—	—	4,242	6,335	2.2
Income before income taxes and minority interests		10,914	16.7		27,371	32.3		57,488	19.5
Income taxes:									
Current	3,463			12,123			18,823		
Deferred	672	4,136	6.3	(2,354)	9,768	11.5	3,515	22,339	7.6
Minority interests		292	0.5		357	0.4		1,031	0.4
Net income		6,484	9.9		17,245	20.4		34,117	11.6

Consolidated Statements of Retained Earnings

Accounts	First Quarter of FY 2004 (Jan. 1, 2004 - Mar.31, 2004)		First Quarter of FY 2005 (Jan. 1, 2005 - Mar.31, 2005)		FY 2004 (Jan. 1, 2004 - Dec. 31, 2004)	
	Millions of Yen		Millions of Yen		Millions of Yen	
(Additional paid-in capital)						
I Additional paid-in capital at beginning of period		88,099		90,387		88,099
II Increase in Additional paid-in capital						
Conversion of convertible bonds	10		22		786	
Exercise of warrant	—		—		1,501	
Gain on disposal of treasury stock	0	10	0	22	0	2,288
III Additional paid-in capital at ending balance		88,109		90,410		90,387
(Retained earnings)						
I Retained earnings at beginning of period		144,062		164,854		144,062
II Increase in retained earnings						
Net income	6,484	6,484	17,245	17,245	34,117	34,117
III Decrease in retained earnings						
Cash dividends	7,102		4,946		12,021	
Bonuses to directors	90		94		90	
Decrease in retained earnings due to decrease in shareholdings in consolidated subsidiaries	—	7,192	—	5,040	1,212	13,324
IV Retained earnings at end of period		143,354		177,059		164,854

Consolidated Statements of Cash Flows

	First Quarter of FY 2004 (Jan. 1, 2004 - Mar.31, 2004)	First Quarter of FY 2005 (Jan. 1, 2005 - Mar.31, 2005)	FY 2004 (Jan. 1, 2004 - Dec. 31,2004)
Accounts	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flow from operating activities			
Income before income taxes and minority interests	10,914	27,371	57,488
Depreciation and amortization	3,442	3,378	14,383
Decrease in reserve for employees' retirement benefits	(2,183)	(1,083)	(19,369)
Interest and dividend income	(131)	(139)	(514)
Interest expense	98	95	326
Loss on disposal of fixed assets	122	18	449
Profit and loss from sales of fixed assets	—	1	(123)
Gain and loss on sales and revaluation of investment securities	(188)	(206)	(66)
(Increase) decrease in notes and accounts receivable	6,888	(10,417)	8,781
Decrease (increase) in inventories	(5,576)	10,233	(4,665)
(Decrease) increase in notes and accounts payable	(1,064)	(5,026)	(1,245)
(Decrease) increase in accrued consumption taxes	757	(610)	2,227
Other	(2,211)	(5,527)	(1,063)
Subtotal	10,867	18,087	56,608
Interest and dividends received	131	139	514
Interest paid	(93)	(107)	(337)
Income taxes paid	(413)	(9,477)	(10,947)
Income taxes refunded	0	—	5,656
Net cash provided by operating activities	10,493	8,641	51,494
II Cash flows from investing activities			
Purchases of marketable securities	(19,998)	(12,017)	(84,001)
Proceeds from sales of marketable securities	23,999	25,099	85,897
Purchases of investment securities	(1)	(1,080)	(8,093)
Proceeds from sales of investment securities	698	305	1,247
Purchases of fixed assets	(4,250)	(2,589)	(11,746)
Proceeds from sales of fixed assets	11	71	1,427
Net decrease in short-term loans	5	0	5
Net decrease in long-term loans	16	59	52
Net cash provided by (used in) investing activities	480	9,847	(15,211)
III Cash flows from financing activities			
Net decrease in long-term debt	(9)	—	(11)
Redemption of bonds	(0)	(0)	(0)
Net increase in treasury stock	(2)	(8)	(1,680)
Cash dividends paid	(7,102)	(4,946)	(12,021)
Cash dividends paid to minority shareholders	—	—	(5)
Net cash used in financing activities	(7,113)	(4,955)	(13,718)
IV Effect of exchange rate changes on cash and cash equivalents	(22)	114	170
V Net increase in cash and cash equivalents	3,838	13,648	22,736
VI Cash and cash equivalents an beginning of period	36,226	57,380	36,226
VII Cash decrease resulting from exclusion of subsidiaries from consolidation	—	—	(1,581)
VIII Cash and cash equivalents at end of period	40,064	71,029	57,380

Change in accounting policies

Impairment Accounting for Fixed Assets

The Company adopted early impairment accounting standards during the fiscal period under review. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. Application of these standards did not result in any recording of the impairment losses.

(Reference) Development Pipeline

Chugai Pharmaceutical Co., Ltd. is proactively conducting its prescription pharmaceutical-focused R&D activities in Japan as well as overseas.

With regard to the Company's R&D activities during the period under review, in line with the reorganization of R&D functions, Chugai consolidated the functions of its Tsukuba Research Laboratories, which specialized in antibody research, with those of its Fuji-Gotemba Research Laboratories to bring antibody therapeutic agents more rapidly to the development stage. The Tsukuba Research Laboratories was closed upon the conclusion of this consolidation as of the end of March 2005. In addition, Chugai Pharma USA moved its operations from San Diego, California to Bedminster, New Jersey, in April 2005 to strengthen collaboration within the Group's network in the United States, Europe, and Japan on the development of products with global applications.

In domestic clinical development activities, in the strategic therapeutic field of oncology, R340, a 5-FU derivative (trade name: Xeloda®), has completed its phase II clinical trials for the additional indication of colorectal cancer, and currently, the data is in analysis.

In the field of transplant, immunology, and infectious diseases, phase III clinical trial results are being analyzed for R964, an anti-viral agent on chronic hepatitis C used in combination with the peginterferon Pegasys®, and the application for filing is expected in mid-2005.

The humanized anti-human IL-6 receptor monoclonal antibody MRA (trade name in Japan: Actemra® injection, indication: Castleman's disease) has been approved for manufacturing and marketing in April 2005. The launch is expected after the price has been listed on the National Health Insurance reimbursement price list.

In other field, phase II clinical trials for oral formulation of VAL, an agent for recovery of liver function, started for the expected indication of decompensated cirrhosis in April 2005.

FS-69, an ultrasound contrast agent, and R212, a lipase inhibitor, which were in phase II/III and phase II clinical trials respectively, have ceased development, considering their business potential and as a result of prioritizing the company's overall development pipeline.

Chugai currently has five development products filed for approval, including those for additional indications.

Regarding overseas development activities, in January 2005, phase III clinical trials for MRA (expected indication: rheumatoid arthritis) have started jointly with Roche in countries outside Japan.

R&D expenses for the first quarter, January–March 2005, amounted to ¥10,333 million.

Development pipeline (as of April 22, 2005)

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Filed Jul. 00	letrozole Femara® Tablet	Novartis (Novartis Pharma)	Aromatase inhibitor
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin® Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
EPOCH	Cancer chemotherapy associated anemia #	Phase 3	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
MRA	Multiple myeloma	Phase 2 (France)	tocilizumab	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	Injection		
R340	Colorectal cancer #	Phase 2 Completed	capecitabine Xeloda® Tablet	Roche	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase 2			
R1415	Lung cancer	Phase 2	erlotinib Tarceva® Oral	OSI/Genentech/ Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
CAL	Bone metastases	Phase 1/2 (US)	Injection	In-house	Humanized anti-PTHrP monoclonal antibody
	Hypercalcemia of malignancy	Phase 1 (Japan)			
CHC12103	Ovarian cancer Non-small cell lung cancer	Phase 1 Completed	Injection	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche / Genentech (Omnitarg™)	HER dimerization inhibitory humanized monoclonal antibody
R435	Colorectal cancer	Phase 1/2	bevacizumab Injection	Roche / Genentech (Avastin®)	Humanized anti-VEGF (Vascular endothelial Growth Factor) monoclonal antibody
Bone and Joint					
MRA	Rheumatoid arthritis	Phase 3 (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 (Overseas)	tocilizumab Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (soJIA)	Phase 3 (Japan)	tocilizumab Actemra® Injection	In-house	
		Phase 2 (UK)	tocilizumab Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
R484	Osteoporosis	Phase 2 Completed	Ibandronic acid Injection	Roche (Boniva® in US / Bonviva® in EU)	Bisphosphonate
		Phase 1 Completed	Ibandronic acid Oral		
CHS13340	Osteoporosis	Phase 2	 Nasal spray	Daiichi Suntory Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
PB-94	Hyperphosphatemia	Approved Jul.03 (Taiwan)	sevelamer HCl Renagel® Tablet	Genzyme	Phosphate binding agent
R744	Renal anemia	Phase 2	 Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart® Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas® Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious disease					
MRA	Castleman's disease (Orphan drug status in Japan)	Approved Apr.05 (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	tocilizumab Injection	In-house (Roche)	
	Crohn's disease	Phase 2 (Japan)	tocilizumab Actemra® Injection	In-house	
	Systemic lupus erythematosus (SLE)	Phase 1 (US)	tocilizumab Injection	In-house (Roche)	
R964	Chronic hepatitis C	Preparing for filing	ribavirin Copegus® Tablet	Roche	Anti-viral agent in combination with Pegasys®
Other field					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar. 02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
	Anemia in premature infants #	Filed Mar.02	epoetin beta Epogin® Injection		
VAL	Post-hepatectomy/ Liver transplantation	Phase 2 Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase 2	valine Oral		

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
GM-611	Diabetic gastroparesis	Phase 1 Completed (Japan)	mitemcinal fumarate Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 Completed (US)			
	Irritable bowel syndrome (IBS)	Phase 2 (US)			
R483	Type 2 diabetes	Phase 1 Completed	Oral	Roche	Insulin sensitizer

Changes from the last announcement on February 10, 2005

Oncology

- R340 Completed Phase 2

Transplant, Immunology and Infectious disease

- MRA Approved for Castleman's disease
- R964 Preparing for filing for Hepatitis C in combination with Pegasys®

Other field

- FS69 Development suspended
- R212 Development suspended
- VAL(injection) Completed Phase 2
- VAL(oral) Started Phase 2


FASF
MEMBERSHIP


CHUGAI
Roche Group

Translation

January 17, 2005

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Yoshio Itaya, General Manager,
Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Flash Report of the Financial Results for the Fiscal Term ended December, 2004

On February 2, 2005(Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd.("Chugai"), will announce its results for fiscal year 2004 based on international accounting standards. As some financial information on Chugai will be included in the announcement, Chugai hereby announces its flash report of the financial results for the fiscal term ended December 2004 (January 1, 2004 to December 31, 2004) in pursuit of timely and fair disclosure to its shareholders and investors, prior to the announcement of its parent company.
The announcement of full financial statements is scheduled on February 10, 2005.

1. Consolidated Financial Results for the fiscal term ended December 2004 (January to December 2004)

(Millions of yen)
Figures are rounded down to the nearest 100 million

	Net Sales	Operating Income	Recurring Profit	Net Income
Actual results for Jan ~ Dec, 2004 (A)	294,600	51,400	51,900	34,100
Original forecasts for Jan ~ Dec, 2004 (B) (announced on February 13, 2004)	297,000	52,500	53,000	31,500
Difference between A and B	(2,300)	(1,000)	(1,000)	2,600
Achievement ratio	99.2%	98.1%	98.1%	108.3%

Although overseas sales exceeded the forecast, net sales is expected to be slightly short of the initial forecast due to domestic prescription pharmaceuticals sales falling short of plan mainly from the impact of carried over stock of anti-influenza agent Tamiflu® in the market from last season, and as nonprescription products also fell short of plan influenced by the OTC business transfer activity.
In spite of strengthened sales promotion activities and early implementation of information security measures, selling,

general and administrative expenses as a total came close to the projection as research and development expenses have been shifted to the next year. However, due to the shortfall of net sales, both operating income and recurring profit will not meet the original forecasts. Net income is expected to exceed the original forecast due to the contributions from factors such as the sales of OTC business.

2. *Non-consolidated Financial Results for the fiscal term ended December 2004 (January to December 2004)*

(Millions of yen)
Figures are rounded down to the nearest 100 million

	Net Sales	Operating Income	Recurring Profit	Net Income
Actual results for Jan ~ Dec, 2004 (A)	285,100	46,700	47,500	32,700
Original forecasts for Jan ~ Dec, 2004 (B) (announced on February 13, 2004)	288,000	49,500	51,000	31,000
Difference between A and B	(2,800)	(2,700)	(3,400)	1,700
Achievement ratio	99.0%	94.4%	93.3%	105.7%

3. *Consolidated Sales of the Mainstay Products for January – December, 2004*

(Millions of Yen)
Figures are rounded off to the nearest 100 million

		Actual Results	Original Forecasts
Prescription Pharmaceuticals			
	Epogin	69,000	68,800
	Neutrogin	27,800	26,400
	Sigmart	17,800	17,800
	Rituxan	16,800	15,500
	Alfarol	16,000	16,700
	Furtulon	12,000	13,200
	Kytril	11,000	12,000
	Herceptin	9,300	8,200
	Tamiflu	8,600	10,300
	Rythmodan	7,500	7,300
	Suvenyl	6,900	7,900
	Oxarol	6,700	6,200
	Pegasys	6,400	6,900
	Euglucon	5,300	5,000
	Rocephin	4,600	4,800
	Renagel	3,600	4,200
	Evista	3,300	3,700
	Xeloda	2,100	2,100
Nonprescription products			
	Guronsan Brand	8,200	8,800
	Varsan	5,200	6,000
	Chugai Ichoyaku Brand	900	1,300

FOR IMMEDIATE RELEASE
February 2, 2005

Chugai Pharmaceutical Co., Ltd.
Eisai Co., Ltd.

Transfer of Marketing Rights of ACE Inhibitor *Inhibace*® from Eisai to Chugai

Chugai Pharmaceutical Co., Ltd. (Headquarters: Tokyo, President: Osamu Nagayama) and Eisai Co., Ltd. (Headquarters: Tokyo, President: Haruo Naito) have agreed to transfer marketing rights of *Inhibace*® (generic name: cilazapril) from Eisai to Chugai based on the termination of agreement on March 31, 2005. As a result, Chugai will become the sole marketer of *Inhibace*® in Japan from April 1, 2005.

Inhibace® is an antihypertensive agent synthesized by Roche, and categorized as an ACE (angiotensin converting enzyme) inhibitor. It has a high affinity to ACE and shows ACE inhibitory action for a long time. These characteristics allow the compound to be a persistent ACE inhibitor that can be administered orally once daily and control blood pressure well.

Nippon Roche K.K. (currently Chugai Pharmaceutical) and Eisai started to market *Inhibace*® under a single brand through two-channels in Japan from November 1990. The marketing was then integrated to Eisai from January 1995.

Contacts:

Chugai Pharmaceutical Co., Ltd.	Corporate Communications Department TEL : 03-3273-0881
Eisai Co., Ltd.	Corporate Communications Department TEL : 03-3817-5120

【Reference Data】

Summary of *Inhibace®*

Product Name	Inhibace Tablet 0.25、Inhibace Tablet 0.5、Inhibace Tablet 1	
Generic Name	Cilazapril	
Constitution	Inhibace Tablet 0.25	White film-coated tablet including cilazapril 0.261mg (0.25mg as anhydride) in one tablet
	Inhibace Tablet 0.5	White film-coated tablet including cilazapril 0.522mg (0.5mg as anhydride) in one tablet
	Inhibace Tablet 1	White film-coated tablet including cilazapril 1.043mg (1mg as anhydride) in one tablet
Indication and Usage	Hypertension	
Dosage and Administration	The usual initial dosage for adults is 0.5mg as cilazapril anhydride, given orally once daily. The dosage is then gradually increased with a maximum dose of 2mg once daily. Patients in critical condition or those accompanied by renal disorder are started at 0.25mg as cilazapril anhydride once daily. Dosage should be adjusted depending on each patient's age and symptoms.	
Drug Price	Inhibace Tablet 0.25	JPY 29.70
	Inhibace Tablet 0.5	JPY 49.60
	Inhibace Tablet 1	JPY 77.20
Launch Date	November 1990	
Manufacturer	Chugai Pharmaceutical Co., Ltd.	
Distribution	Eisai Co., Ltd.	

Translation

February 2, 2005

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept. Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Financial Results for Fiscal 2004

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its financial results for fiscal 2004 (January 1 – December 31, 2004). Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2004). Its press release, presentation materials and annual report can be found on its Website (http://www.roche.com).

Media Release Annual Report 2004

Chugai's profit and loss for the period of January 1 to December 31, 2004 and financial position as of December 31, 2004 are included in the announced Roche Group's financial results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's financial results for fiscal 2004 (January 1 – December 31, 2004) are scheduled to be announced on February 10, 2005.

Translation

February 10, 2005

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice concerning Stock Option (Stock Acquisition Rights)

The Board of Directors of Chugai Pharmaceutical Co., Ltd., at its meeting on February 10, 2005, decided that it would make a proposition to the regular shareholders meeting to be held on March 23, 2005, that acquisition rights be offered as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code. Details of the proposition are as follows.

Particulars

1. Reason for issuing stock acquisition rights on particularly favorable conditions

Stock acquisition rights are issued without charge to the Directors and employees of the Company on the conditions stated in 3 below, for the purposes of enhancing motivation and morale, securing top-class human resources and improving the Company's business performance.

2. Persons to whom stock acquisition rights are granted

Stock acquisition rights shall be granted to the Directors and employees of the Company.

3. Conditions of the issuance of the stock acquisition rights

(1) Type and number of shares subject to stock acquisition rights

Up to 260,000 shares of the Company's common stock

If the Company declares a stock split or consolidation splits, the number of the shares to be issued upon exercise of the stock acquisition rights shall be adjusted according to the following formula. Provided, however, that such adjustment shall be made to the number of the shares to which stock acquisition rights have not been exercised at the time of such stock split or consolidation and that any fraction less than one share shall be discarded.

(Number of shares after adjustment) = (Number of shares before adjustment) × (Ratio of split or reverse split)

If stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and an other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

(2) Total Number of stock acquisition rights to be issued

Up to 2,600 (100 common shares per stock acquisition right. Upon any adjustment stipulated in (1) above, the same adjustment to the number of common share per stock acquisition right shall be made.)

(3) Price of stock acquisition rights

Stock acquisition rights shall be issued without charge.

(4) Amount to be paid for the exercise of each stock acquisition right

The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method in the following paragraph) multiplied by the number of shares per stock acquisition right stipulated in (2) above.

The amount to be paid per share shall be the average closing price of the Company's common stock on all trading days (except days on which no trading is reported) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (any fraction of a yen rounded up to one yen).

Provided, however, that if the above amount is below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If no trading is reported on the preceding day, the closing price mentioned in the above sentence shall be the closing price on the day before such day.)

If the Company declares a stock split or consolidation, the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid adjustment)} \times \frac{1}{\text{(Ratio of split or consolidation)}}$$

If the Company issues new shares or sells treasury shares at below market values (except for the exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid before adjustment)} \times \frac{\text{(Number of shares in issue)} + \dfrac{\text{(Number of newly issued shares)} \times \text{(Amount to be paid per newly issued share)}}{\text{(Share price before new issue)}}}{\text{(Number of shares in issue)} + \text{(Number of newly issued shares)}}$$

The number of shares in issue in the above formula means the number of the Company's shares in issue minus the Company's treasury shares. In the case of the sale of treasury shares, the "number of newly issued shares" and "amount to be paid per share" shall be substituted by the "number of treasury shares sold" and "selling price per share" respectively.

In addition, in case stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and an other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

(5) Exercise period of the stock acquisition rights

From April 1, 2005 to March 23, 2015

(6) Conditions for the exercise of stock acquisition rights

(A) Stock acquisition right holders must maintain their positions as Directors, Corporate Auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office, or retired upon reaching the age limit or for other good reasons.

(B) The other conditions shall be stipulated in the Stock Acquisition Right Grant Agreement to be concluded between the Company and each person to whom stock acquisition rights are granted in accordance with the resolutions of this Annual Meeting of Shareholders and the meeting of the Board of Directors.

(7) Conditions for cancellation of stock acquisition rights

(A) If a merger agreement where the Company becomes the dissolving company is approved, or a proposal for approval of a share exchange agreement or a share transfer by which the Company becomes a wholly-owned subsidiary of an other company is approved at a meeting of shareholders of the Company, stock acquisition rights may be cancelled without compensation.

(B) When stock acquisition right holders lose their rights pursuant to (6) above before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation.

(8) Limitation to the transfer of stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval by the Board of Directors.

(Note) The above details will be materialized after the approval by the shareholders meeting (to be held on March 23, 2005) of the proposal, "Issuance of Stock Acquisition Rights as stock option."

Translation

February 28, 2005

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to	Shizuo Kagoshima General Manager, Corporate Communications, Dept. Tel: (0)3-3273-0881

Chugai Initiates Restructuring of its Production System
Aim to consolidate the five existing plants into two within five to six years

February 28, 2005 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it has made the decision to restructure the production facilities to secure streamlined operations with focused resource allocation. The five existing domestic plants will be integrated into 2 in Utsunomiya (Utsunomiya-shi, Tochigi) and Fujieda (Fujieda-shi, Shizuoka) within the next five to six years. In addition, the Production Division will be spun off as a separate company as of January 2006 (tentative).

Chugai also announced that prior to implementing the restructuring plan, the Board of Directors decided at the February 25 meeting to divest its Kagamiishi Plant (Kagamiishi-machi, Fukushima), mainly producing tablets and ointments, to Nipro Corporation ("Nipro") [Head Office: Kita-ku, Osaka, President: Minoru Sano] as of the end of June 2005 (tentative) and that the Divestiture Agreement has been signed accordingly.

Taking advantage of the strategic alliance with Roche since October 2002, Chugai has been intensifying its quality and cost competitiveness by reinforcing its maximization effort for cost synergy (improved cost structure), including restructuring of its production system to a five-site operation by divesting and closing Takaoka Plant (Takaoka-shi, Toyama) and Matsunaga Plant (Fukuyama-shi, Hiroshima) in 2003.

However, the revised Pharmaceutical Affairs Law, effective this April, should significantly change the pharmaceutical production environment. More specifically, total subcontracting of manufacturing will be permitted, allowing subcontractors who possess adequate quality and technology to strengthen their mutually complementary relations with manufacturers of new drugs. At the same time, maintenance and enhancement of in-house technical know-how as well as the establishment of an efficient cost structure of new drug manufacturers could be greatly affected by how the partnership with these subcontractors is managed.

In light of these environmental changes, the restructuring of the production system was implemented as one of the best available methods to realize a critical goal of the mid-term business plan, "Sunrise 2010", starting this year; that goal is to sustain and reinforce the in-house technical know-how and pursue further cost efficiency. Chugai will focus its production resources into its own Utsunomiya and Fujieda plants while promoting outsourcing of the manufacturing and packaging of tablets.

The manufacturing facilities of bulk biopharmaceuticals and sterile injections, currently at Ukima Plant (Kita-ku, Tokyo) will be transferred to Utsunomiya Plant where, in the mid- to long-term, the production for biopharmaceuticals from bulk to formulation will be consolidated. As a result of having invested in anti-body drug production ahead of competitors, Utsunomiya Plant will expand to possess one of the largest domestic animal cell culture facilities with an 80,000-liter capacity by 2007. By integrating the bulk manufacturing and formulation for biopharmaceuticals into Utsunomiya Plant which is gathering attention globally as well as domestically, Chugai will continue to maintain and enhance its in-house technical know-how that will further secure the competitive advantage.

Also, the solid-form drug production for highly active forms, which shall be kept in-house will be transferred from Ukima Plant and Kamakura Plant to Fujieda Plant, where the production of synthetic pharmaceuticals will be integrated. As the site for manufacturing the raw material of "SUCRALFATE", the gastritis and peptic ulcer agent, Fujieda Plant, established in 1971, has conformed to global standards, including conformance with FDA inspections.

To drive this plan forward, Chugai will invest around a total of 20 billion yen into Fujieda Plant between this year and 2008 for construction and development of solid-form drug production lines and other associated facilities. The construction concept covers issues such as the establishment of thorough laborsaving material handling, ecological compliance, overseas regulatory compliance, and global cost competitiveness.

For Ukima and Kamakura Plants, both shall be closed, the timeframe depending on the progress of the functional transfer to Utsunomiya and Fujieda; the sites shall then be reutilized internally. For the details about divestiture of Kagamiishi Plant to Nipro, please refer to the joint Nipro-Chugai news release.

In parallel to these plant realignments, the Production Division shall be spun off by the set target of January 2006. The new production company shall be Chugai's wholly owned subsidiary which will remain under Chugai's production arm. This company shall also play a crucial role in the realignment and enhancement of the production facility in terms of personnel development, the key to "craftsmanship", through operation management and establishment of personnel systems specializing in production, by maximally exercising the value of the split-up.

In addition to the consolidation into the two existing plants, Chugai will drive forward the production restructuring effort, including compliances adapted to each product's property by handling both bulk pharmaceutical chemicals manufacturing and drug production in one plant as well as enhancement of technical abilities, quality and cost competitiveness, to build on the distinction of being a manufacturer of new drugs. Chugai will also promote production spin-offs with focus on software aspects. All together these efforts shall increase productivity in pharmaceutical manufacturing capabilities which will in turn further Chugai Group's competitiveness as a whole.

The details about the new production company including its name will be separately announced as soon as they are finalized.

(Reference)

Utsunomiya Plant

Location:	16-3 Kiyohara Kogyo Danchi, Utsunomiya-shi, Tochigi
Site space:	Approx. 122,000 m^2 (30 acre)
Scope of operation:	Production of biopharmaceuticals
Main products:	EPOGIN and NEUTROGIN injectables
No. of employees:	186

Fujieda Plant

Location:	2500 Takayanagi, Fujieda-shi, Shizuoka
Site space:	Approx. 218,000 m^2 (54 acre)
Scope of operation:	Production of bulk pharmaceutical chemicals for synthetic pharmaceuticals
Main products:	Bulk pharmaceutical chemicals for ALFAROL and SIGMART
No. of employees:	73

Ukima Plant

Location:	5-1, Ukima 5-chome, Kita-ku, Tokyo
Site space:	Approx. 66,000 m^2 (16 acre)
Scope of operation:	Production of bulk biopharmaceuticals
Main products:	Bulk biopharmaceuticals for EPOGIN and NEUTROGIN
No. of employees:	215

Kamakura Plant

Location:	200 Kajiwara, Kamakura-shi, Kanagawa
Site space:	Approx. 81,000 m^2 (20 acre)
Scope of operation:	Production of pharmaceuticals
Main products:	TAMIFLU and XELODA
No. of employees:	166

Translation

February 28, 2005

Name of listed company:	Nipro Corporation
Code number:	8086 (1st Section of Tokyo and Osaka Stock Exchange)
Head office:	9-3, Honjo-nishi 3-chome, Kita-ku,Osaka
President:	Minoru Sano

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama

The Divestiture and Take Over of the Solid-Form Drug Plant

February 28, 2005 (Tokyo) - Nipro Corporation ("Nipro") [Head Office: Kita-ku, Osaka. President: Minoru Sano] and Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that both parties have agreed on the divestiture of Chugai's Kagamiishi Plant (Kagamiishi-machi, Iwase-gun, Fukushima) and Tohoku Chugai Pharmaceutical Co., Ltd. to Nipro and that both parties have signed the agreement accordingly. The objectives for both parties are described below.

Nipro's objectives for take over

Since its establishment, Nipro has set "technology" as the corporate philosophy and worked on production capacity expansion for medical equipment, pharmaceuticals, and other equipment, as well as development of sophisticated products of high quality, and expansion of the product lineup. Nipro's pharmaceutical business is growing rapidly with sizable leverage on unique technologies from in-house development of facilities for subcontracted manufacturing of injectables, such as kits, that incorporate medical needs. Meanwhile, it is expected that the needs for subcontractors will increase for R&D oriented pharmaceutical companies with the implementation of the revised Pharmaceutical Affairs Law.

Under these circumstances and with a set goal to become a comprehensive manufacturer in healthcare, Nipro is driving forward its medical equipment business, acknowledged globally as a "Nipro" brand, and also proceeding to enhance the solid-form drugs business in addition to the firmly established injectables business, on which a robust infrastructure for generic product should be built. Taking over Kagamiishi Plant, which has long standing experience in solid-form drugs manufacturing under Chugai, is consistent with the capacity increase strategy through enhancement of Nipro's solid-form drugs business and expansion of the subcontracted manufacturing business; therefore the decision to take over the Plant as well as Tohoku Chugai Pharmaceutical Co., Ltd. has been made.

Chugai's objectives to divest

Chugai sets thorough streamlining and focused resource allocation for the purpose of maintaining and reinforcing the in-house technical know-how as well as pursuing further cost efficiency as a critical goal of its mid-term business plan, "Sunrise 2010." Since its establishment in 1946, Kagamiishi Plant has operated as Chugai's core site for solid-form drug production. Until today, the plant has deployed such industry-leading efforts including establishment of "Tohoku Chugai Pharamceutical Co., Ltd." in 1996 with focus on securing quality and promoting efficient pharmaceutical manufacturing.

However, with the revised Pharmaceutical Affairs Law, effective as of April, how well the partnership is managed with the manufacturing subcontractors with right quality and technologies will significantly affect the efficiency of production capability. After reviewing this situation it was decided that the best solution would be to divest Kagamiishi Plant to a company that intended enhancement of subcontracted manufacturing mainly for production and packaging of solid-form drugs and to subcontract these functions to the company, Chugai has recently decided to divest Kagamiishi Plant and its manufacturing subcontractor, "Tohoku Chugai Pharmaceutical Co., Ltd." to Nipro.

Properties to be divested

Land, buildings, and facilities of Chugai's Kagamiishi Plant
All the outstanding shares of Tohoku Chugai Pharmaceutical Co., Ltd.

Divestiture timeline

February 25, 2005	Board meeting at Chugai
February 26, 2005	Board meeting at Nipro
February 28, 2005	Agreement signing
June 30, 2005	Execution of the divestiture (date to be finalized)

Overview of the parties concerned

Note: Data for Nipro are for the fiscal 2004 ended in March while Chugai's are for the fiscal 2004 ended December.

Nipro Corporation

Established:	1954
Paid-in Capital:	JPY 28,663,000,000
Net Sales:	JPY 188,700,000,000 (Consolidated); JPY 106,100,000,000 (Non-consolidated)
Net Income:	JPY 9,500,000,000 (Consolidated); JPY 7,800,000,000 (Non-consolidated)
No. of employees:	8,132 (Consolidated); 1,830 (Non-consolidated)
Business description:	Manufacturing and marketing of medical equipment, pharmaceuticals, and glass products

Chugai Pharmaceutical Co., Ltd.

Established:	1925
Paid-in Capital:	JPY 70,531,000,000
Net Sales:	JPY 294,700,000,000 (Consolidated); JPY 285,100,000,000 (Non-consolidated)
Net Income:	JPY 52,000,000,000 (Consolidated); JPY 47,600,000,000 (Non-consolidated)
No. of employees:	5,327 (Consolidated); 4,713 (Non-consolidated)
Business description:	Manufacturing, marketing, import and export of pharmaceuticals

[Kagamiishi Plant]

Location:	428 Okanouchi, Kagamiishi, Iwase-gun, Fukushima
Representative:	Masahiro Kuboki, General Manager, Kagamiishi Plant and Representative Director and President, Tohoku Chugai Pharmaceutical Co., Ltd.
No. of employees:	158 (incl. 113 in Tohoku Chugai Pharmaceutical Co., Ltd.)
Production items	SIGMART, ULCERLMIN, RENAGEL, OXAROL and others

Please direct all inquiries on this matter to the following.

Nipro Corporation:	General Affairs and Communications,	TEL: +81(6)6375-6700
Chugai Pharmaceutical Co., Ltd.:	Corporate Communications,	TEL: +81(3)3273-0881

Translation

March 23, 2005

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Telephone: +81-(0)3-3273-0881

Chugai to Grant Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that at a Board of Directors meeting held March 23, 2005, the Company's Board of Directors approved the granting of stock acquisition rights in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of the granting of rights are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights
   April 1, 2005

2. Number of Stock Acquisition Rights to be Granted
   2,520 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)

3. Issue Price of Stock Acquisition Rights
   To be issued without receipt of consideration

4. Type/Number of Shares available under Stock Acquisition Rights
   252,000 shares of Chugai Pharmaceutical Co., Ltd. common stock

5. Amount to be Paid upon Exercise of Stock Acquisition Rights
   To be determined on April 1, 2005

6. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights
   To be determined on April 1, 2005

7. Amount of Issue Price to be Credited to Paid-in Capital
   The amount of the issue price to be credited to paid-in capital is equal to the amount of the exercise price multiplied by 0.5. Any fraction less than one (1) yen as a result of this calculation shall be rounded up to the nearest yen.

8. Exercise Period of Stock Acquisition Rights
   From April 1, 2005 to March 23, 2015

9. Identity and Number of People to be Granted Stock Acquisition Rights
   A total of 30 people, including 6 Chugai directors and 24 Chugai executive officers

(Reference Data)

(1) Date of Board of Directors decision on resolution to be approved by the Regular General Meeting of Shareholders	February 10, 2005
(2) Date of approval by the Regular General Meeting of Shareholders	March 23, 2005

Translation

April 1, 2005

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama,
Inquiries: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Telephone: +81-(0)3-3273-0881

Notice Concerning the Amount to be paid Upon Exercise of the Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that today, based on the approval of the granting of stock acquisition rights in the Board of Directors meeting held March 23, 2005, the amount to be paid upon the exercise of the stock acquisition rights and other details have been decided. The details are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights
   April 1, 2005

2. Number of Stock Acquisition Rights to be Granted
   2,520 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)

3. Type/Number of Shares available under Stock Acquisition Rights
   252,000 shares of Chugai Pharmaceutical Co., Ltd. common stock

4. Amount to be Paid upon Exercise of Stock Acquisition Rights
   164,900 yen per one Stock Acquisition Right (1,649 yen per one stock)

5. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights
   415,548,000 yen

6. Amount of Issue Price to be Credited to Paid-in Capital
   825 yen per one stock

(Reference Data)

(1) Date of Board of Directors decision on resolution to be approved by the Regular General Meeting of Shareholders	February 10, 2005
(2) Date of approval by the Regular General Meeting of Shareholders	March 23, 2005

Translation

April 5, 2005

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Yoshio Itaya
General Manager, Finance and Accounting Dept.
Tel: (03) 3281 - 6611

A Revision of Financial Outlook for Fiscal Year 2005 (January 1 ~ December, 2005)

Chugai Pharmaceutical Co., Ltd. announced that the company revises the interim and full year financial outlooks for fiscal year 2005 (January~December, 2005), originally released on February 10, 2005.

1. The revision of the non-consolidated interim financial outlook for fiscal year 2005 (January~June, 2005)

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released February 10, 2005)	(A)	130,500	23,200	15,100
Revised outlook	(B)	149,500	34,000	22,500
Variance	(B-A)	19,000	10,800	7,400
(% Change)	(B-A)/A	14.6	46.6	49.0
Fiscal Year ended December 31, 2004		137,881	22,092	13,275

2. The revision of the consolidated interim financial outlook for fiscal year 2005 (January~June, 2005)

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released February 10, 2005)	(A)	135,000	24,700	16,000
Revised outlook	(B)	154,000	36,000	23,000
Variance	(B-A)	19,000	11,300	7,000
(% Change)	(B-A)/A	14.1	45.7	43.8
Fiscal Year ended December 31, 2004		142,002	23,638	13,838

3. The revision of the non-consolidated financial outlook for full fiscal year 2005 (January~December, 2005)

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released February 10, 2005)	(A)	283,800	58,100	36,700
Revised outlook	(B)	300,500	64,000	41,500
Variance	(B-A)	16,700	5,900	4,800
(% Change)	(B-A)/A	5.9	10.2	13.1
Fiscal Year ended December 31, 2004		285,149	47,591	32,778

(Reference) Earnings per share 75.50 yen (based on outstanding number of shares as of the end of March 2005)

4. The revision of the consolidated financial outlook for full fiscal year 2005 (January~December, 2005)

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released February 10, 2005)	(A)	293,500	62,300	39,200
Revised outlook	(B)	310,500	68,000	43,000
Variance	(B-A)	17,000	5,700	3,800
(% Change)	(B-A)/A	5.8	9.1	9.7
Fiscal Year ended December 31, 2004		294,670	51,990	34,117

(Reference) Earnings per share 78.23 yen (based on outstanding number of shares as of the end of March 2005)

5. The reason for the revisions

As a result of the stronger than expected influenza season, the sales of anti-influenza agent Tamiflu® is expected to significantly outperform(interim ¥23.0 billion, full year ¥24.3 billion) the initial projection(interim ¥5.2 billion, full year ¥8.6 billion). In addition, looking at recent sales trends for other main products, an increase in sales and a change in product mix are expected to occur. As a result, we have decided to revise both interim and full year sales outlooks.

Revisions are also made to the recurring profit and net income: in addition to the increase in gross profit, a portion of the selling, general and administrative expenses is expected to be shifted to the latter half of the year, while increased expenses in relation to factors such as active recruitment of sales representatives are expected throughout the year.

For the operating income, revisions are as follows:

Non-consolidated, interim: outlook (initial) ¥21.7 bil - (revised) ¥31.5 bil
Non-consolidated, full year: outlook (initial) ¥56.5 bil - (revised) ¥61.0 bil
Consolidated, interim: outlook (initial) ¥23.8 bil - (revised) ¥34.0 bil
Consolidated, full year: outlook (initial) ¥61.3 bil - (revised) ¥66.0 bil

* The Company bases its forecasts on assumptions that are bvelieved to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

Translation

April 19, 2005

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	+81-(0)3-3273-0881

F. Hoffmann-La Roche Announces First Quarter Sales 2005

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its first quarter sales 2005 (January 1 – March 31, 2005) Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2004). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation

Chugai's sales for the period of January 1 to March 31, 2005 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's first quarter results for fiscal 2005 (January – March, 2005) are scheduled to be announced on April 22, 2005.

Translation

May 10, 2005

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept. Tel: +81-(0)3-3273-0881

Chugai to Dissolve and Liquidate its Subsidiary – Shanghai Chugai Pharma Co., Ltd.

Chugai Pharmaceutical Co., Ltd. (Chugai) announced that the Company has resolved the dissolution and liquidation of Shanghai Chugai Pharma Co., Ltd. ("Shanghai Chugai"), a wholly owned subsidiary of Chugai.

1. Outline of Shanghai Chugai

- Name Shanghai Chugai Pharma Co., Ltd.
- Location Shanghai, People's Republic of China
- Establishment December 20, 1995
- President Yuji Suzawa
- Capital US$9,000,000.00
- Business Activities Business promotion in China
- Ownership 100% by Chugai Pharmaceutical Co., Ltd.
- Liquidation Date End of October, 2005 (planned)

2. Reasons for the Dissolution and Liquidation

Shanghai Chugai was established in 1995 when Chugai acquired real estate in the suburban area of Shanghai, in order to prepare for the construction of a manufacturing site and the distribution of Granocyte®, an agent for neutropenia (generic name: lenograstim).

Since then, the market environment has undergone extreme changes such as the severe price and share competition caused by the emergence of low price generics and the reforms of the medical system, which has led Chugai to conclude that an adequate return from the investment of establishing a manufacturing site cannot be met.

Therefore, Chugai has decided to dissolve Shanghai Chugai. The distribution of Granocyte® has been made through a local agent and will remain unaffected.

3. Impact on Chugai

Any impact resulting from the dissolution and liquidation of Shanghai Chugai is negligible to Chugai's consolidated and nonconsolidated business results.

Translation

May 10, 2005

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Establishment of an Overseas Subsidiary – Chugai Pharma (Shanghai) Consulting Co., Ltd.

Chugai Pharmaceutical Co., Ltd. (Chugai) announced today that a business license has been granted by the Chinese Government to establish Chugai Pharma (Shanghai) Consulting Co., Ltd. ("Chugai Shanghai"), a wholly owned subsidiary of Chugai.

1. Outline of Chugai Shanghai

- Name: Chugai Pharma (Shanghai) Consulting Co., Ltd.
- Address: Unit 09B, 12 Floor Lansheng Building,
  2-8, Huaihai Road Centre, Shanghai 200021, People's Republic of China
- Establishment: April 29, 2005
- President: Yoshinori Hibino
- Capital: US$400,000.00
- Business Activities: Distribution of medical information related to pharmaceuticals
- Ownership: 100% by Chugai Pharmaceutical Co., Ltd.
- No. of Employees: approx 30

2. Reasons for the Establishment

Chugai Shanghai was established in Shanghai for the provision of innovative medical information such as issues related to biotechnology and scientific updates on new drugs and therapies. The company will also be engaged in collaboration activities with opinion leaders within the Chinese medical society.

3. Impact on Chugai

Any impact resulting from the establishment of Chugai Shanghai is negligible to Chugai's consolidated and nonconsolidated business results.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp


CHUGAI

Translation

Supportive Efforts for the Off-Sumatra Earthquake and Tsunami Disaster Areas

January 11, 2005 (Tokyo)-Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it will make cash donations for the purpose of supporting relief operations in the areas affected by the December 26 off-Sumatra earthquake and tsunamis as well as joint Chugai Group employee charity drive with Chugai and its labor union acting in unison to support the victims. Chugai extends its sincere wishes for the prompt recovery of the disaster areas.

The details of the donations and others:

(1) Cash donation

Total amount : JPY 10 million
Date : January 12, 2005
Donated to : Japanese Red Cross Society (JRC)

(2) Chugai Group employee charity drive

Hosted by : Chugai Group companies and Chugai Labor Union
Term : January 17 – January 31 (temporary)

(3) Drug giveaway

Chugai is ready to respond in good faith to drug giveaway requests from affected countries or relevant organizations, if any.


At your Service







Avasti
novel a

Basel, 14 January 2005

Innovative Roche cancer medicine Avastin approved in EU

First treatment of its kind with proven survival benefit for patients with advanced colorectal cancer

Roche today announced that the European Commission has approved Avastin (bevacizumab, rhuMAb-VEGF), the new innovative anti-angiogenesis drug for the treatment of patients with previously untreated metastatic colorectal cancer. Roche will now make Avastin available across Europe within the next few weeks and expects it to be accessible to physicians and patients early in the year.

Avastin is now approved for the first-line treatment of patients with metastatic carcinoma of the colon or rectum in combination with the chemotherapy regimens of intravenous 5-fluorouracil/folinic acid or intravenous 5-fluorouracil/folinic acid/irinotecan.

"Today's full marketing approval represents a significant milestone for clinicians and patients across Europe engaged in the fight against cancer," said William M. Burns, CEO of Roche's Pharmaceuticals Division. "We will now work to ensure that this breakthrough treatment is widely available throughout Europe as quickly as possible."

"Avastin represents the culmination of decades of research looking into the process of angiogenesis," said Professor Eric Van Cutsem, University Hospital Gasthuisberg, Leuven, Belgium. "It is the first drug that works by choking off the blood supply that feeds tumours. Throughout several well designed clinical trials we have seen a meaningful increase in life expectancy when Avastin is combined with different chemotherapy regimens used in the treatment of advanced colorectal cancer."

The European Commission's approval was based on data from a landmark Phase III study published in *The New England Journal of Medicine* in June 2004 that showed patients treated with Avastin plus chemotherapy lived significantly longer than patients receiving chemotherapy alone, on average by nearly five months (20.3 months versus 15.6 months)[1]. Also, the addition of Avastin increased the amount of time that patients were without disease progression, on average four months, compared to patients receiving chemotherapy alone (10.6 months versus 6.2 months).

In 2000, colorectal cancer was the third most commonly reported cancer with 945,000 new cases worldwide.[2] It is estimated that over 50% of people diagnosed with colorectal cancer will die of the disease. In the European Union colorectal cancer is the second most common cause of death from any cancer in men.[3]

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in advanced colorectal cancer with other chemotherapies and also expanding into the adjuvant setting (post operation). As Avastin's mechanism may be relevant in a number of malignant tumours, Roche and Genentech are also investigating the potential clinical benefit of Avastin in other cancers, including non-small cell lung cancer, pancreatic cancer, breast cancer and renal cell carcinoma. Approximately 15,000 patients are expected to be enrolled into clinical trials over the next years worldwide.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Avastin was approved in February 2004 in the US and has recently received full approval in Switzerland and Israel.

Roche in Oncology

Within the last five years the Roche Group, including its members Genentech in the United States and Chugai in Japan, has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products with survival benefit in

different major tumour indications: Xeloda and Herceptin in advanced stage breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin in colorectal carcinoma and Tarceva in non-small cell lung cancer and pancreatic carcinoma.

In the United States Herceptin, MabThera, Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

The Roche oncology portfolio also includes NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcaemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). CERA is the most recent demonstration of Roche's commitment to anaemia management. The Roche Group's cancer medicines generated sales of more than 5.6 billion Swiss francs in the first nine months of 2004.

In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.

Roche has four oncology research sites (two in the United States and one each in Germany and Japan) and five oncology development sites (two in the United States and one each in UK, Australia and Switzerland).

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and

has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

References:
1. Hurwitz, H, Fehrenbacher, L, Novotny, W, et al. Bevacizumab plus Irinotecan, Fluorouracil, and Leucovorin for Metastatic Colorectal Cancer. New England Journal of Medicine 2004; 350(23): 2335–2342
2. Ferlay, J, Bray,F, Pisani, P, and Parkin, D.M. GLOBOCAN 2000: Cancer Incidence, Mortality and Prevalence Worldwide, Version 1.0. IARC CancerBase No. 5. Lyon, IARCPress, 2001
3. Boyle, P, Langman, JS. ABC of colorectal cancer. Epidemiology. BMJ 2000; 321: 805-808

Further information:
- Genentech: www.gene.com
- Cancer: www.health-kiosk.ch


print this page 14.1.2005


At your Service



Corporate News
Divisional News
Local News
Conferences & Events
Interactive Media
Company Background
Contacts





Avasti
novel a

Basel, 14 January 2005

Innovative Roche cancer medicine Avastin approved in EU

First treatment of its kind with proven survival benefit for patients with advanced colorectal cancer

Roche today announced that the European Commission has approved Avastin (bevacizumab, rhuMAb-VEGF), the new innovative anti-angiogenesis drug for the treatment of patients with previously untreated metastatic colorectal cancer. Roche will now make Avastin available across Europe within the next few weeks and expects it to be accessible to physicians and patients early in the year.

Avastin is now approved for the first-line treatment of patients with metastatic carcinoma of the colon or rectum in combination with the chemotherapy regimens of intravenous 5-fluorouracil/folinic acid or intravenous 5-fluorouracil/folinic acid/irinotecan.

“Today’s full marketing approval represents a significant milestone for clinicians and patients across Europe engaged in the fight against cancer,” said William M. Burns, CEO of Roche’s Pharmaceuticals Division. “We will now work to ensure that this breakthrough treatment is widely available throughout Europe as quickly as possible.”

“Avastin represents the culmination of decades of research looking into the process of angiogenesis,” said Professor Eric Van Cutsem, University Hospital Gasthuisberg, Leuven, Belgium. “It is the first drug that works by choking off the blood supply that feeds tumours. Throughout several well designed clinical trials we have seen a meaningful increase in life expectancy when Avastin is combined with different chemotherapy regimens used in the treatment of advanced colorectal cancer.”

The European Commission's approval was based on data from a landmark Phase III study published in *The New England Journal of Medicine* in June 2004 that showed patients treated with Avastin plus chemotherapy lived significantly longer than patients receiving chemotherapy alone, on average by nearly five months (20.3 months versus 15.6 months)[1]. Also, the addition of Avastin increased the amount of time that patients were without disease progression, on average four months, compared to patients receiving chemotherapy alone (10.6 months versus 6.2 months).

In 2000, colorectal cancer was the third most commonly reported cancer with 945,000 new cases worldwide.[2] It is estimated that over 50% of people diagnosed with colorectal cancer will die of the disease. In the European Union colorectal cancer is the second most common cause of death from any cancer in men.[3]

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in advanced colorectal cancer with other chemotherapies and also expanding into the adjuvant setting (post operation). As Avastin's mechanism may be relevant in a number of malignant tumours, Roche and Genentech are also investigating the potential clinical benefit of Avastin in other cancers, including non-small cell lung cancer, pancreatic cancer, breast cancer and renal cell carcinoma. Approximately 15,000 patients are expected to be enrolled into clinical trials over the next years worldwide.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Avastin was approved in February 2004 in the US and has recently received full approval in Switzerland and Israel.

Roche in Oncology

Within the last five years the Roche Group, including its members Genentech in the United States and Chugai in Japan, has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products with survival benefit in

different major tumour indications: Xeloda and Herceptin in advanced stage breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin in colorectal carcinoma and Tarceva in non-small cell lung cancer and pancreatic carcinoma.

In the United States Herceptin, MabThera, Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

The Roche oncology portfolio also includes NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcaemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). CERA is the most recent demonstration of Roche's commitment to anaemia management. The Roche Group's cancer medicines generated sales of more than 5.6 billion Swiss francs in the first nine months of 2004.

In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.

Roche has four oncology research sites (two in the United States and one each in Germany and Japan) and five oncology development sites (two in the United States and one each in UK, Australia and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and

has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

References:
1. Hurwitz, H, Fehrenbacher, L, Novotny, W, et al. Bevacizumab plus Irinotecan, Fluorouracil, and Leucovorin for Metastatic Colorectal Cancer. New England Journal of Medicine 2004; 350(23): 2335–2342
2. Ferlay, J, Bray,F, Pisani, P, and Parkin, D.M. GLOBOCAN 2000: Cancer Incidence, Mortality and Prevalence Worldwide, Version 1.0. IARC CancerBase No. 5. Lyon, IARCPress, 2001
3. Boyle, P, Langman, JS. ABC of colorectal cancer. Epidemiology. BMJ 2000; 321: 805-808

Further information:
- Genentech: www.gene.com
- Cancer: www.health-kiosk.ch



Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp


CHUGAI

Translation

Chugai Signing Technology Licensing Agreement with Xencor

January 20, 2005 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that a license and collaboration agreement for technology to optimise antibodies has recently been signed with Xencor Inc. ("Xencor") [Head Office: California, USA. President & CEO: Harry Stylli, Ph.D].

Xencor possesses a proprietary technology ("XmAb") that greatly increases antibody-mediated tumor killing by changing amino-acid sequence in specific antibody molecule domains called "Fc". Chugai has decided to license XmAb expecting it to increase therapeutic efficacy of cancer target antibodies as well as to enable dosage reduction for less side effects with less production cost.

Under the terms of the agreement, Chugai will apply XmAb to its proprietary antibodies to investigate the effectiveness. Also, Chugai will sign additional license agreements in the event XmAb is confirmed to be strongly effective for the given antibodies.

Chugai is committed to challenging discovery and innovation of safer pharmaceuticals with higher efficacy by proactively bringing in cutting-edge technologies of this kind to its antibody research and development.

About Xencor

Headquartered in Monrovia, California, USA, Xencor Inc. is a biotechnology venture established in 1997. Xencor possesses proprietary computerized protein design technologies which are applied for research and development of therapeutic proteins to treat cancer, inflammation, and autoimmune diseases.

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI

Translation

Chugai Introduced a New Enterprise Resource Planning Software Package in the Beginning of 2005

February 3, 2005 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it has adopted SAP "R/3®" enterprise resource planning (ERP) software package and began to commission it from January 2005.

Chugai had been working on migration of its enterprise system from a mainframe-based system to ERP for some time, and decided to take the opportunity of the alliance with Roche to adopt SAP "R/3®" which Roche Group already had implemented and commissioned. Accordingly, Chugai started the SAP deployment project in April 2003.

With intention of keeping the project management in-house, Chugai formed a joint team comprised of Chugai itself and such companies having good amount of experience in deployment support for SAP "R/3®" as The Japan Research Institute, Limited, Toyo Business Engineering Corporation, SAP Japan Co., Ltd., Hitachi, Limited, Corporate Intelligence Corporation, and RWD Technologies Japan Co., Ltd. to drive the project forward. For adoption of SAP "R/3®", Chugai has chosen what is called "Big Bang" approach that migrates the whole enterprise system including accounting, manufacturing, sales, logistics as well as the new electronic indirect goods procurement system, at the same time. Through 21 months of development, the new system was successfully brought into operation on schedule on January 5.

Chugai is scheduled to reform and improve operational efficiency by maximizing leverage on SAP "R/3®" to realize 1) establishment of the strategic management decision making tool, 2) introduction of the management information infrastructure common to Roche Group, 3) implementation of business process reengineering (BPR) required after identification of the business processes, and 4) extrication from the possible black box that mainframe-based system may induce.

The cost reduction effect as a result of the BPR and implementation of the electronic indirect goods procurement system should reach a cumulative 6.6 billion yen by 2009, which will allow Chugai to recover its investment within five years.

 A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp


CHUGAI

Translation

Announcement of Addition to Indications for Use of the Antineoplastic, Procarbazine Hydrochloride

February 24, 2005 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head office: Chuo-ku, Tokyo, Japan; President and CEO: Osamu Nagayama] announced today that the indications for the drug, procarbazine hydrochloride (Trade name: "Natulan®"), currently being marketed for the treatment of malignant lymphomas, will be expanded on February 14, 2005, to include combined use with other antineoplastic agents for the treatment of gliomas* comprising malignant astrocytoma and oligodendroglioma.

The addition of these indications for the use of procarbazine hydrochloride follows a recommendation for accelerated reviews to be conducted by the Japanese Ministry of Health, Labour and Welfare (MHLW). The recommendation was made by a committee set up by the MHLW on the combined use of anticancer agents, with its main objective the investigation of accelerated approval of additional indications for existing antineoplastic agents, the use of which is expected to increase at the frontline of medical care. As part of its investigation of the off-label use of clinically useful or required therapies, this committee examined the various combination therapies that included procarbazine hydrochloride.

Procarbazine hydrochloride, which is a methylhydrazine compound developed by F. Hoffmann-La Roche, was approved for use as an agent for the treatment of lymphoma in Japan in 1977. The product has been used for close to 30 years since its approval.

Adverse reactions were investigated in pre- and post-approval surveys of this product for the treatment of the previously approved indication, malignant lymphoma. Of 648 patients with malignant lymphoma, 502 patients (77.5%) showed adverse reactions including anorexia in 254 (39.2%), leukopenia in 218 (33.6%), and nausea in 200 (30.9%). Clinically significant adverse drug reactions that were reported included convulsive seizure and interstitial pneumonia.

* Gliomas comprising malignant astrocytoma and oligodendroglioma: gliomas that are typical of primary brain tumors. The incidence of these accounts for more than 50% of all gliomas.

For reference:

The underlined sections were added

Trade name: Natulan®

Generic name: Procarbazine hydrochloride (JAN)

Indications: Malignant lymphomas (Hodgkin's disease, reticulosarcoma, and lymphosarcoma)
In combination with other antineoplastics for the treatment of the following malignant conditions:
Gliomas comprising malignant astrocytoma and oligodendroglioma

Dosage and Administration:

1. The usual adult dosage for oral use is 50 to 100 mg (1-2 capsules) of procarbazine daily in divided doses. The dosage should be gradually increased within about 1 week to 150 to 300 mg (3-6 capsules) daily in three divided doses. The treatment should be continued until clinical effects are clarified.
   The usual total dosage required for remission of malignant lymphoma is 5-7 g of procarbazine.
2. When used in combination with other antineoplastics for the treatment of gliomas comprising malignant astrocytoma and oligodendroglioma, an oral dose of 60-75 mg/m^2 procarbazine administered daily for 14 days is recommended, and this should be repeated every 6 to 8 weeks. When the respective daily amount of procarbazine estimated from the body surface area is <75 mg, ≥75 mg and <125 mg, or ≥125 mg and <175 mg, the corresponding dose should be, respectively, 50 mg (1 capsule), 100 mg (2 capsules), and 150 mg (3 capsules) in 1-3 divided doses.

Precautions for Use

When used in combination with other antineoplastics (procarbazine hydrochloride, nimustine hydrochloride, vincristine sulfate) for the treatment of gliomas comprising malignant astrocytoma and oligodendroglioma, it is important to carefully read the package insert and other published material (such as the Anticancer Drug Report on procarbazine* hydrochloride (brain tumors) or vincristine sulfate (brain tumors), etc.) related to the concomitant drug.

Date of latest approval of indications: February 14, 2005
Date of listing in the NHI reimbursement price: April 1978
Date of initial marketing in Japan: April 1978

Powerful drug, designated drug and prescription-only drug

Storage: The product should be stored in a light-proof container at room temperature and protected from moisture.

Expiration date: Three years


At your Service




Roche





Avastin – a total novel approach

Basel, 15 March 2005

Revolutionary cancer treatment Avastin now proven to extend life also for lung cancer patients

Interim analysis shows first ever positive results in untreated patients with a biological therapy for non-small cell lung cancer

Roche and Genentech, Inc., announced today that Avastin (bevacizumab, rhuMAb-VEGF), the innovative and groundbreaking anti-angiogenesis drug, significantly improves survival in patients with advanced non-small cell lung cancer (NSCLC), the most common form of lung cancer. This is in addition to the positive results on colorectal cancer reported over the last two years.

Avastin is a unique cancer drug that works by choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body. The trial investigated the use of Avastin in patients who had not received any previous treatment - 'first line'. The interim analysis of the Phase III study investigating Avastin in combination with a platinum based chemotherapy (paclitaxel and carboplatin) met its primary efficacy endpoint of improving overall survival, or a reduction in the risk of death, compared to chemotherapy alone. The study will now be stopped since it reached its pre-specified efficacy endpoint early.

"To observe an improvement in survival in this study is remarkable, particularly as it is the first time in years that a study has shown an increase in survival for people with NSCLC in the first-line setting," said William M. Burns, CEO of Roche's Pharmaceutical Division. "These results are extremely important and we plan to share the data with the regulatory authorities in order to discuss the next steps for registering Avastin for first-line treatment of NSCLC."

This is the first Phase III study to evaluate Avastin in combination with chemotherapy in NSCLC. This

randomised, controlled, multi-centre study enrolled 878 patients with advanced NSCLC. It was sponsored by the National Cancer Institute (NCI), part of the National Institutes of Health, and conducted by a network of researchers led by the Eastern Cooperative Oncology Group (ECOG). Patients were randomised to receive treatment with a platinum based chemotherapy (paclitaxel and carboplatin) with or without Avastin. The addition of Avastin to chemotherapy was well tolerated. According to ECOG, data from this study will be submitted to the annual meeting of the American Society of Clinical Oncology (ASCO), May 13 – 17.

Lung cancer is the most common cancer worldwide[1] with 1.2 million new cases annually and someone, somewhere dying of the disease every 30 seconds.[2]

About the Trial

This Phase II/III study enrolled 878 patients with advanced, non-squamous NSCLC. Patients were randomly assigned to the following arms:
Arm A: paclitaxel and carboplatin chemotherapy with placebo
Arm B: paclitaxel and carboplatin chemotherapy with Avastin

Avastin was administered at 15 mg/kg every three weeks. The paclitaxel and carboplatin chemotherapies were also administered every three weeks. Treatment in both arms repeats every three weeks for up to six courses in the absence of disease progression or unacceptable toxicity.

Adverse Events

In previous clinical experience with Avastin in combination with paclitaxel and carboplatin in NSCLC, life-threatening or fatal pulmonary bleeding was identified as a severe adverse event apparently unique to this disease. Certain characteristics, including any significant pulmonary bleeding prior to receiving treatment with Avastin or the presence of a specific type of NSCLC called squamous cell carcinoma appeared to predispose patients to experiencing this adverse event. Patients with these characteristics were excluded from this Phase III study and the rate of life-threatening or fatal pulmonary bleeding was substantially reduced from prior clinical studies. However, some patients did experience fatal pulmonary bleeding in this trial and this event was more common in the patient group that received Avastin in combination with chemotherapy than in the patient group that received chemotherapy only. Other adverse events observed in this study were similar to those identified in previous Phase II and Phase III studies of Avastin. More detailed information about adverse events in this study will be presented at the

ASCO meeting in May.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

In Europe, Avastin is approved for first-line treatment of patients with metastatic carcinoma of the colon or rectum in combination with the chemotherapy regimens of intravenous 5-fluorouracil/folinic acid or intravenous 5-fluorouracil/folinic acid/irinotecan. Avastin received fast-track approval by the US Food and Drug Administration (FDA) and was launched in the US in February 2004.*

In the pivotal Phase III study, the addition of Avastin to chemotherapy (irinotecan/5-fluorouracil/leucovorin) significantly extended survival by, on average, five months (20.3 months versus 15.6 months) for people with previously untreated metastatic colorectal cancer. Avastin also significantly increased the amount of time the cancer was not growing compared with patients receiving chemotherapy alone (10.6 months vs. 6.2 months).[3] In a second Phase III study, conducted by the Eastern Cooperative Oncology Group (ECOG), Avastin was also shown to significantly improve survival when added to another widely prescribed chemotherapy regimen (oxaliplatin/5-fluorouracil/leucovorin). With Avastin, people who had previously failed one chemotherapy regimen for their advanced disease, lived nearly two months longer, on average, compared to those who received chemotherapy alone (12.5 months vs. 10.7 months).[4]

People with very advanced colorectal cancer who are too unwell to tolerate traditional aggressive chemotherapy also benefit from Avastin. The addition of Avastin to a less aggressive form of chemotherapy increased the length of time the cancer was not growing, by four months, compared to chemotherapy alone (a 67 percent increase in progression-free survival).[5]

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in advanced colorectal cancer with other chemotherapies and also expanding into the adjuvant setting (post operation). As its mechanism may be relevant in a number of malignant tumours, Roche and Genentech are also investigating the potential clinical benefit of Avastin in pancreatic cancer, ovarian cancer, renal cell

carcinoma and others. Approximately 15,000 patients are expected to be enrolled into clinical trials over the next years worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

- About Roche: www.roche.com
- About Genentech: www.gene.com
- About cancer: www.health-kiosk.ch
- Roche in Oncology: roche.com/pages/downloads/company/pdf/mboncology05e.pdf

Note for editors

* In the US, Avastin is approved for use in combination with intravenous 5-fluorouracil-based chemotherapy, for first-line treatment of patients with metastatic carcinoma of the colon or rectum

References:

1. World Health Organisation, World Cancer Report, 2003.
2. www.lungcancercoalition.org/cancer_facts.html.
3. Hurwitz H, Fehrenbacher L, Novotny W, et al. Bevacizumab plus Irinotecan, Fluorouracil, and Leucovorin for Metastatic Colorectal Cancer. New England Journal of Medicine 2004; 350(23): 2335-2342.
4. Mitchell EP, Alberts SR, Schwartz BJ, et al. High-dose bevacizumab in combination with FOLFOX4 improves survival in patients with previously treated advanced colorectal cancer: Results from the Eastern Cooperative Oncology Group (ECOG) study E3200. ASCO Gastrointestinal 2005 Cancer Symposium, January 2005 (abstract 169a).
5. Kabbinavar FF, Joseph Schulz J, McCleod M, et al. Addition of Bevacizumab to Bolus 5-FU/Leucovorin in

First-Line Metastatic Colorectal Cancer: Results of a Randomized Phase II Trial.) J Clin Oncol 23:10.1200/JCO.2005.05.112, 2005.



print this page 15.3.2005



At your Service









Tumor cells u fluorescence microscope

Basel, 22 March 2005

New lung cancer medicine Tarceva receives first European approval
Swiss authority clears first and only medicine in its class that prolongs survival in advanced lung cancer

Roche's innovative cancer drug Tarceva (erlotinib) today received approval by the Swiss health authority Swissmedic for the treatment of patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) after failure of at least one prior chemotherapy regimen. Tarceva is an oral tablet indicated for daily administration.

"Tarceva offers new hope to people who are suffering from this lung cancer" said William M. Burns, CEO of Roche's Pharmaceuticals Division. "Tarceva is the first medicine in its class with a proven survival and without some of the unpleasant side effects of chemotherapy."

Lung cancer is the most common cancer worldwide[1]. There are an estimated 1.2 million new cases annually and it is reported that someone, somewhere dies of the disease every 30 seconds.[2] NSCLC is the most common form of lung cancer accounting for almost 80% of cases. The Swiss approval and launch also results in a certificate for free sale which is required in more than 80 other countries.

"Tarceva is a significant addition to our arsenal of treatments for patients with advanced NSCLC." said Dr. Miklos Pless from University Hospital Basel. "There are currently very few treatment options for these patients, but we are now able to offer them the chance of extending their survival without the side effects associated with chemotherapy."

Roche filed for approval with the Swissmedic in September 2004, with a fast track procedure granted by Swissmedic. The Swiss approval is based on data from a pivotal Phase III study which compared Tarceva to placebo for the treatment of patients with advanced NSCLC, following failure of first or second-line

chemotherapy. Patients receiving Tarceva showed an increase in median survival by 42% compared to those in the placebo arm (6.7 months vs. 4.7 months), an improvement of 2 months.[3] There was also a significant increase in both the length of time before patients disease symptoms deteriorated and the time when patients were stable and there was no progression of their cancer. A 45% improvement in survival at one year was observed with Tarceva, with benefits being shown in a broad spectrum of patients.

Tarceva was first approved in the United States in November 2004, after priority review, for the treatment of patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) after failure of at least one prior chemotherapy regimen.

About Tarceva

Tarceva is an investigational small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell.

Similarly to the significant survival benefit in NSCLC, Tarceva has also shown survival benefit in a phase III study in locally advanced or metastatic pancreatic cancer patients. The study met its primary endpoint of improving overall survival.

Tarceva is currently being evaluated in an extensive clinical development program by a global alliance among OSI Pharmaceuticals, Genentech, and Roche. Chugai is pursuing its development and regulatory approval for the Japanese market. In the United States, Tarceva is jointly marketed by Genentech and OSI Pharmaceuticals.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:
- About Roche: www.roche.com
- About Genentech: www.gene.com
- About OSI Pharmaceuticals: www.osip.com
- About cancer: www.health-kiosk.ch
- Roche in Oncology: roche.com/pages/downloads/company/pdf/mboncology05e_a.pdf

References:
1. World Health Organisation, World Cancer Report, 2003.
2. www.lungcancercoalition.org/cancer_facts.html.
3. Shepherd F, Pereira J, Ciuleanu TE, et al A randomized placebo-controlled trial of erlotinib in patients with advanced non-small cell lung cancer (NSCLC) following failure of 1st line or or 2nd line chemotherapy. A National Cancer Institute of Canada Clinical Trials Group (NCIC). (Abstract #7022), ASCO 2004.



21.3.2005

 A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp



Chugai to cease development of "R212" lipase inhibitor allowing more focus on other major pipeline projects

April 4, 2005 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it has decided to cease the development of "R212" lipase inhibitor (generic name: Orlistat, brand name: Xenical®) in Japan in order to be able to focus on the full development pipeline of the company. Chugai will jointly with Roche look for licensing partners for R212 in Japan.

The effectiveness of R212 in weight loss and weight management when administered in addition to adequate diet has been validated by all clinical trials conducted outside Japan. Therefore, Chugai has been investigating the efficacy, safety and recommended optimal clinical dose of R212 for the treatment of a Japanese obesity disease called "HIMANSHO". However, in recent discussions, target patients for drug treatment in the "HIMANSHO" in Japan are patients who have failed to show any weight loss by adequate diet alone prior to drug treatment. According to Japanese regulations it would therefore be necessary to conduct additional comprehensive dose-response studies and phase III clinical trials to comply with the guidelines suggested by the Japan Society for the Study of Obesity (JASSO) to obtain manufacturing (or import) approval. Given these high hurdles and from the viewpoint of the prioritization in development pipeline projects, Chugai has come to the conclusion to cease further development of "R212".

[Translation: Please note that the following purports to be a translation from the Japanese original Notice of Convocation of the Annual General Meeting of Shareholders 2005 of Chugai Pharmaceutical Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions regarding voting procedures for domestic shareholders that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

March 1, 2005

To the Shareholders:

NOTICE OF CONVOCATION OF
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
FOR THE BUSINESS TERM ENDED DECEMBER 31, 2004

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd. (the "Company") for the Business Term ended December 31, 2004. The meeting will be held as described below. In the event you are unable to attend the aforesaid meeting, please take necessary steps to exercise your voting rights upon the following matters to be resolved that can be reviewed in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m. on March 23, 2005 (Wednesday)
2. **Place of the Meeting:** Cherry Room on the 2nd Floor of Palace Hotel
   1-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
   (The place of the meeting to be held is different from last year. Please see the map attached at the end of this document (translation omitted).)
3. **Purpose of the Meeting:**
   Matters for Reporting:

   (1) The Business Report for the Business Term (January 1, 2004 to December 31, 2004), the Balance Sheet as of December 31, 2004 and the Statement of Income for the aforesaid Business Term;

   (2) The Report on the Share Buyback upon Resolution of the Board of Directors Under Authorization of the Articles of Incorporation;

   (3) The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2004
Second Item of Business:	Partial Amendment to the Articles of Incorporation The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (Page 8 and 9 in the English translation).
Third Item of Business:	Election of Three (3) Directors
Fourth Item of Business:	Election of One (1) Corporate Auditor
Fifth Item of Business:	Issuance of Stock Acquisition Rights as Stock Options The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (from Page 12 to 14 in the English translation).
Sixth Item of Business:	Granting of Retirement Gratuities to Retiring Corporate Auditor

- End -

[Translation]

CONSOLIDATED BALANCE SHEET

(As of December 31, 2004)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**274,937**	**Current Liabilities:**	**63,356**
Cash and deposits	57,380	Trade notes and accounts payables	19,164
Trade notes and accounts receivables	104,685	Short-term borrowings	1,000
Marketable securities	39,937	Other payables	6,960
Inventories	57,916	Accrued income taxes	8,132
Deferred tax assets	9,992	Deferred tax liabilities	3
Other	5,680	Accrued consumption taxes	2,448
Allowance for doubtful accounts	- 656	Accrued expenses	16,256
		Reserve for bonuses to employees	3,845
		Reserve for sales returns	67
		Reserve for sales rebates	1,606
		Other	3,870
Fixed Assets:	**136,512**	**Fixed Liabilities:**	**25,783**
Tangible Fixed Assets:	**90,051**	Bonds	3,306
Buildings and structures	48,139	Convertible bonds	1,861
Machinery and vehicles	14,669	Deferred tax liabilities	3
Tools, furniture and fixtures	6,522	Reserve for employees' retirement benefits	20,189
Land	10,703		
Construction in progress	10,016	Reserve for officers' retirement benefits	393
		Other	30
Intangible Fixed Assets:	**2,791**	**Total Liabilities**	**89,139**
		MINORITY INTERESTS	1,462
Investments and Other Assets:	**43,669**	SHAREHOLDERS' EQUITY	
Investment securities	13,263		
Long-term loans receivable	152	Common Stock	70,531
Deferred tax assets	17,038	Capital Surplus	90,387
Other	13,554	Retained Earnings	164,854
Allowance for doubtful accounts	- 340	Net unrealized holding gain on securities	2,405
		Translation adjustments	283
		Treasury shares	- 7,616
		Total Shareholders' Equity	**320,846**
TOTAL ASSETS	**¥411,449**	**TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY**	**¥411,449**

CONSOLIDATED STATEMENT OF INCOME
(From January 1, 2004 to December 31, 2004)

(millions of yen)

ITEM	AMOUNT	
	DETAILS	TOTAL
RECURRING PROFIT AND LOSS		
Operating Income and Loss		
Operating Income:		
Net sales		294,670
Operating Expenses:		
Cost of sales	111,538	
Reversal of reserve for sales returns	- 431	
Selling, general and administrative expenses	132,065	243,173
Operating Income:		**51,497**
Non-Operating Income and Loss		
Non-Operating Income:		
Interest and dividend receivable	514	
Other non-operating income	4,015	4,529
Non-Operating Expenses:		
Interest payable	326	
Other non-operating expenses	3,709	4,036
Recurring Profit:		**51,990**
SPECIAL GAIN AND LOSS		
Special Gain:		
Gain on transfer of OTC products business	9,337	
Gain on transition difference arising from shift to the contributory pension plan	2,495	11,833
Special Loss:		
Additional retirement payments	4,242	
Office closing costs	2,093	6,335
Income before Income Taxes:		**57,488**
Income Taxes - current	18,823	
Income Taxes - deferred	3,515	22,339
Minority interests		1,031
Net Income:		**34,117**

[Translation]

NON-CONSOLIDATED BALANCE SHEET

(As of December 31, 2004)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**261,955**	**Current Liabilities:**	**60,715**
Cash and deposits	48,309	Trade accounts payables	19,098
Trade notes receivables	3,288	Current portion of long-term borrowings	1,000
Trade accounts receivables	100,517	Accounts payables	3,698
Marketable securities	39,937	Accrued expenses	15,766
Merchandise	5,629	Accrued income taxes	7,876
Products	27,856	Accrued consumption taxes	2,412
Work in process	12,436	Advance received	6
Raw materials	11,116	Deposit	1,792
Inventories	185	Reserve for bonuses to employees	3,773
Prepaid expenses	814	Reserve for sales returns	67
Deferred tax assets	9,268	Reserve for sales rebates	1,606
Accrued income	2,785	Other payables for facilities	3,260
Other	462	Other	356
Allowance for doubtful accounts	- 653		
Fixed Assets:	**138,887**	**Fixed Liabilities:**	**25,522**
Tangible Fixed Assets:	**88,415**	Bonds	3,306
Buildings	44,821	Convertible bonds	1,861
Structures	2,865	Reserve for employees' retirement benefits	19,943
Machinery and equipment	14,436		
Vehicles and delivery equipment	92	Reserve for officers' retirement benefits	393
Tools, furniture and fixtures	6,315	Other	19
Land	9,870	**Total Liabilities**	**86,238**
Construction in progress	10,013		
		SHAREHOLDERS' EQUITY	
Intangible Fixed Assets:	**1,150**	**Common Stock:**	**70,531**
Patents	35	**Capital Surplus:**	**90,387**
Trade mark	3	Additional paid-in capital	90,387
Other	1,110	Other capital surplus	0
		Net unrealized holding gain on treasury shares	0
Investments and Other Assets:	**49,321**	**Retained Earnings:**	**158,888**
Investment securities	12,952	Legal reserve	6,480
Shares of affiliates	6,121	Voluntary reserve	114,525
Investments	23	Reserve for advanced depreciation of fixed assets	1,305
Investments in affiliates	70		
Long-term loans receivable	62	General reserve	113,220
Long-term loans to employees	19	Unappropriated retained earnings for the business term under review	37,883
Long-term prepaid expenses	5,342		
Deferred tax assets	16,572		
Deposit and guarantee	4,067	**Net unrealized holding gain on securities**	**2,412**
Long-term credits receivable	3,496	**Treasury shares**	**- 7,616**
Other	932		
Allowance for doubtful accounts	- 340	**Total Shareholders' Equity**	**314,604**
TOTAL ASSETS	**¥400,842**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**¥400,842**

[Translation]

NON-CONSOLIDATED STATEMENT OF INCOME

(From April 1, 2004 to December 31, 2004)

(millions of yen)

ITEM	AMOUNT	
	DETAILS	TOTAL
RECURRING PROFIT AND LOSS		
Operating Income and Loss		
Operating Income:		
Net sales		285,149
Operating Expenses:		
Cost of sales	111,058	
Provision of reserve for sales returns	- 431	
Selling, general and administrative expenses	127,814	238,441
Operating Income:		**46,707**
Non-Operating Income and Loss		
Non-Operating Income:		
Interest and dividend receivable	438	
Other non-operating income	4,320	4,759
Non-Operating Expenses:		
Interest payable	261	
Other non-operating expenses	3,613	3,875
Recurring Profit:		**47,591**
SPECIAL INCOME AND LOSS		
Special Income:		
Gain on transfer of OTC products business	9,388	
Gain on transition difference arising from shift to the contributory pension plan	2,495	11,884
Special Loss:		
Additional retirement payments	4,208	
Office closing costs	1,713	5,922
Income before Income Taxes:		**53,553**
Income Taxes – current		17,513
Income Taxes – deferred		3,262
Net Income:		**32,778**
Retained Earnings brought forward from the previous business term		10,024
Interim dividends		4,919
Unappropriated Retained Earnings at end of business term under review:		**37,883**

[Translation]

Details of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2004:

Item	Amount (in yen)
Unappropriated retained earnings at end of business term under review	37,883,285,880
Reversal of voluntary reserve	136,889,878
Reserve for advanced depreciation of fixed assets	136,889,878
Total	38,020,175,758
The Company proposes that the above will be appropriated as follows:	
Dividends (¥9.00 per share)	4,946,442,525
Bonus to Directors	94,141,900
Reserve for voluntary reserve	22,000,000,000
General reserve	22,000,000,000
Retained earnings to be carried forward to the next business term	10,979,591,333

(Note) The Company declared interim dividend totaling ¥4,919,299,641 (¥9.00 per share) on September 10, 2004.

REFERENCE DOCUMENT CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all shareholders:

5,492,288

2. Items of Business and Matters for Reference:

First Item of Business: **Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2004**

The proposal for the appropriation of retained earnings is as stated on page 7 in the English translation.

Although the Company's basic profit distribution policy has the fundamental goal of appropriately adjusting dividends in line with the consolidated corporate results, it also emphasizes expanding the return of profits to shareholders by taking into account the Company's overall situation, including demand for funds for medium- and long-term strategic investment and performance forecasts.

In addition, internal reserves will be used, among other things, to fund R&D activities in Japan and around the world and to make capital investments for new products to further enhance corporate value.

With respect to year-end dividends for the business term under review, the Company would like to propose ¥9 per share, taking into consideration the business results for the business term under review and the future operating environment.

The annual dividend for the business term under review is ¥18 per share, together with an interim dividend of ¥9 per share paid on September 10, 2004.

Second Item of Business: **Partial Amendment to the Articles of Incorporation**

The Company would like to make a partial amendment to the Articles of Incorporation as described below:

1. The reasons for the amendment

By virtue of the "Law regarding Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (*Kabushiki-Kaisha*)" (Law No. 149, 2001), the Company may conclude an agreement with an external Director of the Company, who is liable to the Company, to limit the amount of his or her liability for damages, in the event that Article of Incorporation of the Company are provided with the provisions to that effect.

The new Article will be incorporated as Article 23 into the current Articles of Incorporation, and will authorize the Company to conclude an agreement with an external Director to limit his or her liability, in order to appoint a well-qualified person to the post of external Director, and allow such person to properly exercise and fulfill his or her duty. The numbers of the Articles after Article 23 will be renumbered accordingly.

The submission of this proposal for amendment to the Articles of Incorporation has obtained prior unanimous consent from the Board of Corporate Auditors.

2. Proposed amendment

The proposed amendment is as follows:

(The amended words are underlined.)

Current Articles	Proposed amendments
CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS	CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS
<Newly Provided>	(Agreement with External Director to Limit Liability) Article 23. The Company may conclude an agreement with an external Director to limit his or her liability to the fullest extent of the amount that is provided by law or ordinances, if any act of the external Director mentioned in Article 266, Section 1, item (v) of the Commercial Code causes damages to the Company and so long as such external Director acts in good faith and there is no material negligence to conduct his or her duty.
Article 23 to Article 33 <Omitted>	Article 24 to Article 34 <Same as provided in current Article 23 to Article 33>

Third Item of Business: **Election of Three (3) Directors**

Of all the eleven (11) Directors, the term of office of two (2) Directors, namely, Mr. Abraham E. Cohen and Prof. Dr. Jonathan K.C. Knowles, will expire at the closing of this Annual General Meeting of Shareholders.

In addition, the Company intends to increase one (1) external Director in order to strengthen the Company's management structure. Therefore, it is proposed that three (3) Directors be elected.

The candidates are as follows:

Candi-date No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies		Number of Shares of the Company Owned
1	Abraham E. Cohen (June 24, 1936)	Mar. 1957	entered into Merck Sharp & Dohme International Division	0 share
		July 1977	President of Merck Sharp & Dohme International Division	
		June 1992	Member of the Board of Directors of Akzo Novel N.V. (to present)	
		Nov. 1992	Member of the Board of Directors of Teva Pharmaceutical Industries, Ltd. (to present)	
		Feb. 1994	Chairman of the Board of Directors of Neurobiological Technologies, Inc. (to present)	
		July 1995	Member of the Board of Directors of Chugai Biopharmaceuticals, Inc.	
		Apr. 1998	Chairman of the Board of Director of Chugai Pharma USA, Inc.	
		June 2001	Member of the Board of Directors of the Company (to present)	
		Mar. 2002	Chairman of the Board of Directors of Chugai USA, Inc. (to present)	
		Mar. 2002	Member of the Board of Directors of Chugai Pharma USA, LLC	
		Jan. 2005	Chairman of the Board of Directors of Chugai Pharma USA, LLC (to present)	
2	Jonathan K.C. Knowles (December 11, 1947)	Oct. 1986	Research Professor and Head of Molecular Biology at the Biotechnical Laboratory, VTT, Helsinki, Finland	0 share
		May 1989	Director of the Glaxo Institute for Molecular Biology, Geneva, Switzerland	
		Sep. 1995	Research Director, Glaxo Wellcome Europe	
		Sep. 1997	Head of Research, F. Hoffmann-La Roche Ltd (to present)	
		Jan. 1998	Member of the Corporate Executive Committee of the Roche Group (to present)	
		Feb. 1998	Director of Genentech Inc. (to present)	
		June 2003	Member of the Board of Directors of the Company (to present)	

[Translation]

	Name (Date of Birth)	Summary of Career and Representation of Other Companies	Number of Shares of the Company Owned
3	Mitsuo Ohashi (January 18, 1936)	Mar. 1959 Joined The Mitsui Bank Limited Dec. 1961 Joined Showa Denko K.K. (SDK) and transferred on loan to Showa Aluminum Corporation Mar. 1985 Chief Manager, Petrochemicals Control Department, SDK May 1988 Chief Manager, Corporate Planning Department, SDK Mar. 1989 Director, retaining his position of Chief Manager, Corporate Planning Department, SDK Mar. 1993 Managing Director and director in charge of Olefins, Inorganic Chemicals and Plastics divisions, Oita Office and Oita Works Mar. 1995 Senior Managing Director and director in charge of Olefins, Organic Chemicals and Plastics divisions, Oita Office and Oita Works Mar. 1997 Representative Director and President (CEO) Jan. 2005 Representative Director and Chairman of the Board of Directors Representation of Other Companies: Representative Director and Chairman of the Board of Directors, Showa Denko K.K.	0 shares

(Note) 1. Mr. Abraham E. Cohen, Prof. Dr. Jonathan K.C. Knowles and Mr. Mitsuo Ohashi satisfy the condition of external Directors prescribed in Article 188, Section 2, Paragraph 7-2 of the Commercial Code.

Fourth Item of Business: Election of One (1) Corporate Auditor

Of all the four (4) Corporate Auditors, the term of office of Mr. Tsuguo Ogasawara will expire at the close of this Annual General Meeting of Shareholders.

Therefore, it is proposed that one (1) Corporate Auditor be elected.

This Item of Business has obtained the consent of the Board of Corporate Auditors.

The candidate is as follows:

Name (Date of Birth)	Summary of Career and Representation of Other Companies	Number of Shares of the Company Owned
Motoo Saito (July 22, 1944)	Nov. 1968 entered into the Company June 1998 Head of Product Research Lab. of the Company June 2001 Department Manager of Product Planning Dept. of the Company Oct. 2003 Vice President, General Manager of Product Lifecycle Div. of the Company (to present)	1,800 shares

Fifth Item of Business: Issuance of Stock Acquisition Rights as Stock Options

Pursuant to Articles 280-20 and 280-21 of the Commercial Code, the Company would like to issue stock acquisition rights as stock options to its Directors and employees on the terms and conditions stated below:

1. Reason for issuing stock acquisition rights on particularly favorable conditions

   Stock acquisition rights are issued without charge to the Directors and employees of the Company on the conditions stated in 3 below, for the purposes of enhancing motivation and morale, securing top-class human resources and improving the Company's business performance.

2. Persons to whom stock acquisition rights are granted

   Stock acquisition rights shall be granted to the Directors and employees of the Company.

3. Conditions of the issuance of the stock acquisition rights

   (1) Type and number of shares subject to stock acquisition rights

   Up to 260,000 shares of the Company's common stock

   If the Company declares a stock split or consolidation splits, the number of the shares to be issued upon exercise of the stock acquisition rights shall be adjusted according to the following formula. Provided, however, that such adjustment shall be made to the number of the shares to which stock acquisition rights have not been exercised at the time of such stock split or consolidation and that any fraction less than one share shall be discarded.

   (Number of shares after adjustment) = (Number of shares before adjustment) × (Ratio of split or reverse split)

   If stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and an other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

   (2) Total Number of stock acquisition rights to be issued

   Up to 2,600 (100 common shares per stock acquisition right. Upon any adjustment stipulated in (1) above, the same adjustment to the number of common share per stock acquisition right shall be made.)

   (3) Price of stock acquisition rights

   Stock acquisition rights shall be issued without charge.

   (4) Amount to be paid for the exercise of each stock acquisition right

   The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method in the following paragraph) multiplied by the number of shares per stock acquisition right stipulated in (2) above.

   The amount to be paid per share shall be the average closing price of the Company's common stock on all trading days (except days on which no trading is reported) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (any fraction of a yen rounded up to one yen).

   Provided, however, that if the above amount is below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If

no trading is reported on the preceding day, the closing price mentioned in the above sentence shall be the closing price on the day before such day.)

If the Company declares a stock split or consolidation, the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid adjustment)} \times \frac{1}{\text{(Ratio of split or consolidation)}}$$

If the Company issues new shares or sells treasury shares at below market values (except for the exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid before adjustment)} \times \frac{\text{(Number of shares in issue)} + \dfrac{\text{(Number of newly issued shares)} \times \text{(Amount to be paid per newly issued share)}}{\text{(Share price before new issue)}}}{\text{(Number of shares in issue)} + \text{(Number of newly issued shares)}}$$

The number of shares in issue in the above formula means the number of the Company's shares in issue minus the Company's treasury shares. In the case of the sale of treasury shares, the "number of newly issued shares" and "amount to be paid per share" shall be substituted by the "number of treasury shares sold" and "selling price per share" respectively.

In addition, in case stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

(5) Exercise period of the stock acquisition rights

From April 1, 2005 to March 23, 2015

(6) Conditions for the exercise of stock acquisition rights

(A) The holders of stock acquisition rights must maintain their positions as Directors, Corporate Auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office, or retired upon reaching the age limit or for other good reasons.

(B) The other conditions shall be stipulated in the Stock Acquisition Right Grant Agreement to be concluded between the Company and each person to whom stock acquisition rights are granted in accordance with the resolutions of this Annual Meeting of Shareholders and the meeting of the Board of Directors.

(7) Conditions for cancellation of stock acquisition rights

(A) If a merger agreement where the Company becomes the dissolving company is approved, or a proposal for approval of a share exchange agreement or a share transfer by which the Company becomes a wholly-owned subsidiary of an other company is approved at a meeting of shareholders of the Company, stock acquisition rights may be cancelled without compensation.

(B) When the holders of stock acquisition rights lose their rights pursuant to (6) above before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation.

(8) Limitation to the transfer of stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval by the Board of Directors.

Sixth Item of Business: ***Granting of Retirement Gratuities to Retiring Corporate Auditor***

It is proposed that retirement gratuities be granted to Mr. Tsuguo Ogasawara, Corporate Auditor, who will retire from the position of Corporate Auditor due to the expiry of his term of office at the close of this Annual General Meeting of Shareholders, to the extent of a reasonable amount to be determined in accordance with the prescribed rules of the Company, in order to reward his valuable services to the Company. The Company proposes to entrust determination of a specific amount, the date of presentation, and methods thereof, etc. to negotiation among the Corporate Auditors.

The summary of career of retiring Corporate Auditor is as follow:

Name	Summary of Career	
Tsuguo Ogasawara	June 2002	Full-time Corporate Auditor of the Company (to present)

- End -


CHUGAI
Roche Group

CHUGAI PHARMACEUTICAL CO., LTD.

[Translated summary for informational purpose only]

March 23, 2005

To our Shareholders:

NOTICE OF RESOLUTION OF THE 94th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 94th Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

OSAMU NAGAYAMA
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
5-1, Ukima 5-chome, Kita-ku, Tokyo

PARTICULARS

Matters Reported:

(1) The Business Report for the Business Term (January 1, 2004 to December 31, 2004), the Balance Sheet as of December 31, 2004 and the Statement of Income for the aforesaid Business Term;

(2) The Report on the Share Buyback upon Resolution of the Board of Directors Under Authorization of the Articles of Incorporation;

(3) The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

The contents of the above were reported.

Matters Resolved:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2004

This item was approved and resolved as originally proposed. The dividend for the end of the Term was decided to be ¥9.00 per share.

Second Item of Business: Partial Amendment to the Articles of Incorporation

This item was approved and resolved as originally proposed.

Third Item of Business: Election of Three (3) Directors

This item was approved and resolved as originally proposed.
Two Directors, namely, Mr. Abraham E. Cohen and Prof. Dr. Jonathan K.C. Knowles were reelected and Director Mr. Mitsuo Ohashi was newly elected and all assumed their respective offices.
Mr. Abraham E. Cohen, Prof. Dr. Jonathan K.C. Knowles and Mr. Mitsuo Ohashi satisfy the condition of external Director prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code

Fourth Item of Business: Election of One (1) Corporate Auditor

This item was approved and resolved as originally proposed. Mr. Motoo Saito was newly elected as Corporate Auditor and assumed his office.

Fifth Item of Business: Issuance of Stock Acquisition Rights as Stock Options

This item was approved and resolved as originally proposed.
Maximum of 2,600 units (260,000 shares of common stock of the Company) of stock acquisition rights will be issued as stock option to the Directors and employees of the Company.

Sixth Item of Business: Granting of Retirement Gratuities to Retiring Corporate Auditor

This item was approved and resolved as originally proposed.

- End -